                                                      Registration Nos. 333-
                                                                        811-2441
               As filed with the Commission on June  28, 1999
                     ____________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
     Pre-Effective Amendment No.   _____                          [ ]
     Post-Effective Amendment No.  _____                          [ ]

                                   and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [ ]
     Amendment No.      77                                        [X]
                      ------

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                             Houston, Texas 77019
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                                (713) 831-8471
              (Depositor's Telephone Number, including Area Code)

                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                              2929 Allen Parkway
                              Houston, TX  77019
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:   As soon as practicable after the
effective date of this Registration Statement.

Title of Securities Being Registered:
  Units of interest in American General Life Insurance Company Separate Account D under variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         GENERATIONS(TM) ASSET BUILDER
                INDIVIDUAL FLEXIBLE PAYMENT VARIABLE AND FIXED
                          DEFERRED ANNUITY CONTRACTS
                                  OFFERED BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                       ANNUITY ADMINISTRATION DEPARTMENT
                   P.O. Box 1401, Houston, Texas 77251-1401
                        1-800-200-3883; 1-713-831-3505

American General Life Insurance Company ("AGL") is offering the individual flexible payment variable and fixed deferred annuity contracts (the "Contracts") described in this Prospectus.

You may use American General Life Insurance Company Separate Account D (the "Separate Account") for a variable investment return under the Contracts based on one or more of the following mutual fund series of the Van Kampen Life Investment Trust (the "Trust") and the Morgan Stanley Dean Witter Universal Funds, Inc. (the "Fund"):

 .  Van Kampen Life Investment Trust     .  Morgan Stanley Dean Witter Universal Funds, Inc.
   . Comstock Portfolio                    . Global Equity Portfolio
   . Domestic Income Portfolio             . International Magnum Portfolio
   . Emerging Growth Portfolio             . High Yield Portfolio
   . Enterprise Portfolio                  . Mid Cap Value Portfolio
   . Government Portfolio
   . Growth and Income Portfolio
   . Money Market Portfolio
   . Morgan Stanley Real Estate Securities Portfolio
   . Strategic Stock Portfolio


You may also use AGL's guaranteed interest option. This option currently has one Guarantee Period, with a guaranteed interest rate.

We have designed this Prospectus to provide you with information that you should have before investing in the Contracts. Please read the Prospectus carefully and keep it for future reference.

For additional information about the Contracts, you may request a copy of the
Statement of Additional Information (the "Statement") dated [              ].
We have filed the Statement with the Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. The "Contents" of
the Statement appears at page [    ] of this Prospectus. You may obtain a free
copy of the Statement if you write or call AGL's Annuity Administration Department, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The telephone number is 1-800-200-3883. You may also obtain the Statement through the SEC's Web site at http://www.sec.gov.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense. The Contracts are not available in all states.

This Prospectus is valid only if you also receive current fund prospectuses of the Van Kampen Life Investment Trust and the Morgan Stanley Dean Witter Universal Funds, Inc.

             This Prospectus is dated [            ], 1999.

                                   CONTENTS

Definitions...............................................................................   4
Fee Table.................................................................................   7
Synopsis of Contract Provisions...........................................................  10
   Minimum Investment Requirements........................................................  10
   Purchase Payment Charge................................................................  10
   Purchase Payment Accumulation..........................................................  10
   Fixed and Variable Annuity Payments....................................................  11
   Changes in Allocations Among Divisions and Guarantee Periods...........................  12
   Surrenders and Withdrawals.............................................................  12
   Cancellation Rights....................................................................  12
   Death Proceeds.........................................................................  12
   Limitations Imposed by Retirement Plans and Employers..................................  13
   Communications to Us...................................................................  13
   Financial and Performance Information..................................................  13
   Other Information......................................................................  15
Financial Information.....................................................................  15
AGL.......................................................................................  15
Separate Account D........................................................................  15
The Series................................................................................  16
   Voting Privileges......................................................................  18
The Fixed Account.........................................................................  19
   Guarantee Periods......................................................................  19
   Crediting Interest.....................................................................  19
   New Guarantee Periods..................................................................  20
Contract Issuance and Purchase Payments...................................................  20
   Minimum Requirements...................................................................  21
   Payments...............................................................................  21
Owner Account Value.......................................................................  22
   Variable Account Value.................................................................  22
   Fixed Account Value....................................................................  22
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value..  23
   Transfers..............................................................................  23
   Automatic Rebalancing..................................................................  25
   Surrenders.............................................................................  25
   Partial Withdrawals....................................................................  26
Annuity Period and Annuity Payment Options................................................  27
   Annuity Commencement Date..............................................................  27
   Application of Owner Account Value.....................................................  27
   Fixed and Variable Annuity Payments....................................................  27
   Annuity Payment Options................................................................  28
   Election of Annuity Payment Option.....................................................  29
   Available Annuity Payment Options......................................................  29
   Transfers..............................................................................  31
Death Proceeds............................................................................  31
   Death Proceeds Before the Annuity Commencement Date....................................  31
   Death Benefit Options..................................................................  32

   Enhanced Death Benefit Charge..........................................................  32
   Base Death Benefit.....................................................................  32
   Enhanced Death Benefit.................................................................  33
   Death Proceeds on or After the Annuity Commencement Date...............................  34
   Proof of Death.........................................................................  34
Charges Under the Contracts...............................................................  35
   Premium Taxes..........................................................................  35
   Transfer Charges.......................................................................  35
   Charge to the Separate Account.........................................................  36
   Miscellaneous..........................................................................  36
   Systematic Withdrawal Plan.............................................................  36
   Reduction in Administrative Charges....................................................  37
Other Aspects of the Contracts............................................................  37
   Owners, Annuitants and Beneficiaries; Assignments......................................  37
   Reports................................................................................  38
   Rights Reserved by Us..................................................................  38
   Payment and Deferment..................................................................  38
Federal Income Tax Matters................................................................  39
   General................................................................................  39
   Non-Qualified Contracts................................................................  40
   Individual Retirement Annuities ("IRAs")...............................................  42
   Roth IRAs..............................................................................  43
   Simplified Employee Pension Plans......................................................  44
   Simple Retirement Accounts.............................................................  44
   Other Qualified Plans..................................................................  44
   Private Employer Unfunded Deferred Compensation Plans..................................  46
   Federal Income Tax Withholding and Reporting...........................................  46
   Taxes Payable by AGL and the Separate Account..........................................  46
Distribution Arrangements.................................................................  47
Services Agreements.......................................................................  47
Legal Matters.............................................................................  48
Year 2000 Considerations..................................................................  48
Other Information on File.................................................................  49
Contents of Statement of Additional Information...........................................  50
Request Form..............................................................................  51

                                  DEFINITIONS

We, our and us - American General Life Insurance Company ("AGL").

You and your - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Contract. This is generally the Owner of a Contract.

Account Value - the sum of your Fixed Account Value and your Variable Account Value after deduction of any fees. We may subtract certain other charges from your Account Value in the case of transfers or distribution of your Account Value.

Accumulation Unit - a measuring unit used in calculating your interest in a Division of Separate Account D before the Annuity Commencement Date.

Annuitant - the person named as Annuitant in the application for a Contract and on whose life annuity payments may be based.

Annuity Administration Department - our annuity service center in our Home Office to which you should direct all purchase payments, requests, instructions and other communications. Our Annuity Administration Department is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The mailing address is P.O. Box 1401, Houston, Texas 77251-1401.

Annuity Commencement Date - the date on which we begin making payments under an Annuity Payment Option, unless you elect a single sum payment instead.

Annuity Payment Option - one of the ways in which you can request us to make annuity payments to you. An Annuity Payment Option will control the amount of each payment, how often we make payments, and for how long we make payments.

Annuity Period - the period of time during which we make annuity payments under an Annuity Payment Option.

Annuity Unit - a measuring unit used to calculate the amount of Variable Annuity Payments.

Base Death Benefit Option - one of the two death benefit options from which you select when you apply for your Contract.

Beneficiary - the person who will receive any proceeds due under a Contract following the death of an Owner or an Annuitant.

Code - the Internal Revenue Code of 1986, as amended.

Contingent Annuitant - a person whom you designate under a Non-Qualified Contract to become the Annuitant if (1) the Annuitant dies before the Annuity Commencement Date; and (2) the Contingent Annuitant is alive when the Annuitant dies.

Contingent Beneficiary - a person whom you designate to receive any proceeds due under a Contract following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary is alive when the proceeds become payable.

Contract - an individual annuity Contract offered by this Prospectus.

Contract Anniversary - each anniversary of the date of issue of the Contract.

Contract Year - each year beginning with the date of issue of the Contract.

Division - one of the several different investment options into which Separate Account D is divided. Each Division invests in shares of a Series.

Enhanced Death Benefit Option - one of the two death benefit options from which you select when you apply for your Contract. We charge you .13% of your Account Value for each year this option is in effect.

Fixed Account - the name of the investment option that allows you to allocate purchase payments to AGL's General Account.

Fixed Account Value - the sum of your net purchase payments and transfers in the Fixed Account, plus accumulated interest, less any partial withdrawals and transfers you make out of the Fixed Account.

Fixed Annuity Payments - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate Account D.

General Account - all assets of AGL other than those in Separate Account D or any other legally segregated separate account established by AGL.

Guaranteed Interest Rate - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

Guarantee Period - the period for which we credit a Guaranteed Interest Rate.

Home Office - our office at the following address and telephone number: American General Life Insurance Company, Annuity Administration Department, 2727-A Allen Parkway, Houston, Texas 77019-2191; Mailing address - P.O. Box 1401, Houston, Texas 77251-1401; 1-800-200-3883 or 713-831-3505.

Investment Company Act of 1940 ("1940 Act") - a federal law governing the operations of investment companies such as the Series and the Separate Account.

Non-Qualified - not eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by Sections 401, 403, 408 or 408A of the Code.

Owner - the person or persons entitled to exercise all rights and privileges under this Contract. In connection with a retirement plan, the employer of the Annuitant or trustee of the Plan may be the Owner of the Contract

Purchase Payment Charge - a front-end sales charge we assess upon each purchase payment.

Purchase Payment Charge Percentage - the percent of each purchase payment (after we deduct any state premium tax) assessed as a Purchase Payment Charge. The Purchase Payment Charge Percentage reduces as cumulative purchase payments increase.

Qualified - eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by sections 401, 403, 408 or 408A of the Code.

Separate Account - the segregated asset account of AGL named Separate Account D, which receives and invests purchase payments under the Contracts.

Series - an individual portfolio of a mutual fund that you may choose for investment under the Contracts. Currently, the Series are part of either the Van Kampen Life Investment Trust or the Morgan Stanley Dean Witter Universal Funds, Inc.

Valuation Date - a day when the New York Stock Exchange is open for business. However, a day is not a Valuation Date, if the Series in which a Division invests does not calculate the value of its shares on that day.

Valuation Period - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the Exchange on the next Valuation Date.

Variable Account Value - the sum of your account values in the Divisions. Your account value in a Division equals the value of a Division's Accumulation Unit multiplied by the number of Accumulation Units you have in that Division.

Variable Annuity Payments - annuity payments that vary in amount based on the investment earnings and losses of one or more of the Divisions.

Written - signed, dated, and in a form satisfactory to us and received at our Home Office. (See "Synopsis of Contract Provisions - Communications to Us.") You must use special forms your sales representative or we provide to elect an Annuity Payment Option.

                                   FEE TABLE

The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under a Contract. The table reflects expenses of the Separate Account and the Series. We may also deduct amounts for state premium taxes or similar assessments, where applicable.

Transaction Charges
-------------------

     Maximum Purchase Payment Charges Imposed on Purchases..    5.75%
       (as a percentage of the sum of all purchase payments before we deduct any Purchase Payment Charges)

     Range of Purchase Payment Charges Imposed on Purchases (as a percentage of the sum of all purchase payments before we deduct any Purchase Payment Charges)


     Sum of Purchase Payments To Date                       Purchase Payment
     (Before We Deduct any Purchase Payment Charges)        Charge Percentage
     -----------------------------------------------        -----------------

     Up to $49,999.99.......................................     5.75%
     $50,000 - $99,999.99...................................     4.75%
     $100,000 - $249,999.99.................................     3.75%
     $250,000 - $499,999.99.................................     2.75%
     $500,000 - $999,999.99.................................     2.00%
     $1,000,000 and over....................................     1.00%

     Maximum Surrender Charge                                       0%
     (as a percentage of purchase payments surrendered)
     Transfer Fee                                                  $0/1/

Annual Contract Fee.........................................       $0
-------------------

Enhanced Death Benefit Charge/2/ (as a percentage of Account
-----------------------------
     Value at the end of the Contract Year).................     0.13%

Separate Account Annual Expenses (as a percentage of average Variable Account
--------------------------------
     Value)

     Mortality and Expense Risk Charge......................     0.44%
     Administrative Expense Charge  ........................     0.15%
                                                                 -----
  Total Separate Account Annual Expenses....................     0.59%
                                                                 =====


____________________

/1/ This charge is $25 after the 12/th/ transfer during each Contract Year before the Annuity Commencement Date.

/2/ This charge applies only if you have elected the Enhanced Death Benefit. See "Enhanced Death Benefit."

The Series' Annual Expenses/1,3/ (as a percentage of average net  assets)
--------------------------------

Series                                         Management            Other                Annual
------
                                               Fees After           Expenses             Expenses
                                                Expense            After Expense        After Expense
                                              Reimbursement        Reimbursement        Reimbursement
                                              -------------        --------------       --------------
Comstock/2/                                       0.00%                 0.95%                 0.95%
Domestic Income                                   0.01%                 0.59%                 0.60%
Emerging Growth                                   0.32%                 0.53%                 0.85%
Enterprise                                        0.46%                 0.14%                 0.60%
Government                                        0.37%                 0.23%                 0.60%
Growth and Income                                 0.26%                 0.49%                 0.75%
Money Market                                      0.11%                 0.49%                 0.60%
Morgan Stanley Real Estate Securities             1.00%                 0.08%                 1.08%
Strategic Stock                                   0.00%                 0.65%                 0.65%
Global Equity                                     0.32%                 0.83%                 1.15%
International Magnum                              0.15%                 1.00%                 1.15%
High Yield                                        0.15%                 0.65%                 0.80%
Mid Cap Value                                     0.23%                 0.82%                 1.05%

/1/ The Series' advisers have entered into administrative services agreements with AGL. The advisers pay fees to AGL for these services. The fees do not have a direct relationship to the Series' Annual Expenses. (See "Services Agreements.")

/2/ The annual expenses are estimated for the current fiscal year for the Comstock Portfolio because it does not have financial statements covering a period of at least 10 months.

/3/ Management fees and other expenses would have been the percentages shown in the following table without certain voluntary expense reimbursements from the investment advisers.

                                               Management              Other             Total Annual
                                                  Fees                Expenses             Expenses
                                              -------------        --------------       --------------
Comstock                                          0.60%                 1.45%                 2.05%
Domestic Income                                   0.50%                 0.59%                 1.09%
Emerging Growth                                   0.70%                 0.53%                 1.23%
Enterprise                                        0.50%                 0.14%                 0.64%
Government                                        0.50%                 0.23%                 0.73%
Growth and Income                                 0.60%                 0.49%                 1.09%
Money Market                                      0.50%                 0.49%                 0.99%
Morgan Stanley Real Estate Securities             1.00%                 0.08%                 1.08%
Strategic Stock                                   0.50%                 0.75%                 1.25%
Global Equity                                     0.80%                 0.83%                 1.63%
International Magnum                              0.80%                 1.00%                 1.80%
High Yield                                        0.50%                 0.65%                 1.15%
Mid Cap Value                                     0.75%                 0.82%                 1.57%

Example/4/ Whether or not you surrender or annuitize at the end of the
----------
applicable time period, the following expenses will apply to a $1,000 investment if you assume a 5% annual return on assets and do not choose the Enhanced Death
Benefit:

If all amounts are invested              1 year  3 years  5 years/4/ 10 years/4/
                                         ------  -------  --------   -----------
in one of the following Series
------------------------------
Comstock                                    $72      $46       N/A       N/A
Domestic Income                             $69      $36       $62       $136
Emerging Growth                             $71      $43       $74       $162
Enterprise                                  $69      $36       $62       $136
Government                                  $69      $36       $62       $136
Growth and Income                           $70      $40       $69       $152
Money Market                                $69      $36       $62       $136
Morgan Stanley Real Estate Securities       $74      $50       $86       $186
Strategic Stock                             $69      $37       $64       $141
Global Equity                               $74      $52       $89       $193
International Magnum                        $74      $52       $89       $193
High Yield                                  $71      $41       $72       $157
Mid Cap Value                               $73      $49       $84       $183

Example/4/ Whether or not you surrender or annuitize at the end of the
-------
applicable time period, the following expenses will apply to a $1,000 investment if you assume a 5% annual return on assets, and choose the Enhanced Death
Benefit:


If all amounts are invested              1 year  3 years  5 years/4/ 10 years/4/
                                         ------  -------  --------  -----------
in one of the following Series
---------------------------------------
Comstock                                    $74      $50       N/A       N/A
Domestic Income                             $70      $39       $68       $150
Emerging Growth                             $73      $47       $81       $176
Enterprise                                  $70      $39       $68       $150
Government                                  $70      $39       $68       $150
Growth and Income                           $72      $44       $76       $166
Money Market                                $70      $39       $68       $150
Morgan Stanley Real Estate Securities       $75      $53       $92       $199
Strategic Stock                             $71      $41       $71       $155
Global Equity                               $75      $55       $95       $206
International Magnum                        $75      $55       $95       $206
High Yield                                  $72      $45       $78       $171
Mid Cap Value                               $74      $53       $90       $196

/4/ In these Examples, "N/A" indicates that SEC rules require that the Comstock Portfolio complete the Examples for only the one and three-year periods.

The examples are not a representation of past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The examples assume an estimated average Account Value of $40,000 for each of the Divisions.

                        SYNOPSIS OF CONTRACT PROVISIONS

You should read this synopsis together with the other information in this Prospectus. The purpose of the Contracts is to provide retirement benefits through

          . the accumulation of purchase payments on a fixed or variable basis; and

          . the application of such accumulations to provide Fixed or Variable Annuity Payments.

Minimum Investment Requirements

Your initial purchase payment must be at least $2,000, if you are buying a Qualified Contract, and $5,000 if you are buying a Non-Qualified Contract. (See "Federal Income Tax Matters" for a discussion of the various tax aspects involved in purchasing Qualified and Non-Qualified Contracts.) The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your Contract with 60 days' notice and treat it as a full surrender. We also may transfer funds, without charge, from a Division (other than the Money Market Division) or Guarantee Period under your Contract to the Money Market Division, if the Account Value of that Division or Guarantee Period falls below $500. (See "Contract Issuance and Purchase Payments.")

Purchase Payment Charge

You pay a Purchase Payment Charge when you purchase your Contract and when you make additional purchase payments to your Contract. The percent of each purchase payment we assess as a sales charge depends on the amount of your cumulative purchase payments to date. The following chart shows this relationship:

                                                     Purchase Payment Charge
  The Sum of Purchase Payments To Date              Percentage (as a Percent of
  (Before We Deduct any Purchase Payment Charges)      Each Purchase Payment)
  -----------------------------------------------      ----------------------

  Up to $49,999.99..........................................   5.75%
  $50,000 up to $99,999.99..................................   4.75%
  $100,000 up to $249,999.99................................   3.75%
  $250,000 up to $499,999.99................................   2.75%
  $500,000 up to $999,999.99................................   2.00%
  $1,000,000 and over.......................................   1.00%

For example, your initial purchase payment of $25,000 is assessed a 5.75% Purchase Payment Charge. Your second purchase payment of $50,000 is assessed a 4.75% Purchase Payment Charge, because the sum of your purchase payments to date is $75,000.

Purchase Payment Accumulation

We accumulate purchase payments on a variable or fixed basis until the Annuity Commencement Date.

For variable accumulation, you may allocate part or all of your Account Value to one or more of the 13 available Divisions of the Separate Account. Each Division invests solely in shares of one of 13 corresponding Series. (See "The Series.") The value of accumulated purchase payments allocated to a Division increases or decreases, as the value of the investments in a Series' shares increases or decreases, subject to reduction by charges and deductions. (See "Variable Account Value.")

For fixed accumulation, you may allocate part or all of your Account Value to one or more of the Guarantee Periods available in our Fixed Account at the time you make your allocation. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. The value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. (See "The Fixed Account.")

Over the lifetime of your Contract, you may allocate part or all of your Account Value to no more than 18 Divisions and Guarantee Periods. This limit is important because we may offer additional Divisions and Guarantee Periods in the future. This limit includes those Divisions and Guarantee Periods from which you have either transferred or withdrawn all of your Account Value previously allocated to such Divisions or Guarantee Periods. For example, if you allocate 100% of your initial purchase payment to the Money Market Division, you have selected the Money Market Division as one of the 18 Divisions and Guarantee Periods available to you. When you transfer all of your Account Value from the Money Market Division, it remains as one of the 18 Divisions and Guarantee Periods available to you, even if you never again allocate any of your Account Value or a new purchase payment to the Money Market Division.

Fixed and Variable Annuity Payments

You may elect to receive Fixed or Variable Annuity Payments or a combination of Payments beginning on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from AGL in a fixed amount guaranteed by AGL. The amount of the Payments will depend on the Annuity Payment Option chosen, the age and, in some cases, the gender of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from AGL will vary reflecting the net investment return of the Division or Divisions you selected under your variable Annuity Payment Option. The payment for a given month will exceed the previous month's payment, if the net investment return for a given month exceeds the assumed interest rate used in the Contract's annuity tables. The monthly payment will be less than the previous payment, if the net investment return for a month is less than the assumed interest rate. The assumed interest rate used in the Contract's annuity tables is 3.5%. AGL may offer other forms of the Contract with a lower assumed interest rate and reserves the right to discontinue offering the higher interest rate form of Contract. (See "Annuity Period and Annuity Payment Options.")

Changes in Allocations Among Divisions and Guarantee Periods

Before the Annuity Commencement Date, you may change your allocation of future purchase payments to the various Divisions and Guarantee Periods, without charge.

In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods before the Annuity Commencement Date. However, you are limited in the amount that you may transfer out of a Guarantee Period. See "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers," for these and other conditions of transfer.

After the Annuity Commencement Date, you may make transfers from a Division to another Division or to a fixed Annuity Payment Option. However, you may not make transfers from a fixed Annuity Payment Option. (See "Annuity Period and Annuity Payment Options - Transfers.")

Surrenders and Withdrawals

You may make a total surrender of or partial withdrawal from your Contract at any time before the Annuity Commencement Date by Written request to us. Some surrenders and partial withdrawals may require you to pay tax penalties. (See "Surrenders and Partial Withdrawals.")

Cancellation Rights

You may cancel your Contract by delivering it or mailing it with a Written cancellation request to our Home Office or to your sales representative, before the close of business on the 10th day after you receive the Contract. In some states the Contract provides for a 20 or 30 day period. If you send the items by mail, properly addressed and postage prepaid, we will consider them received at our Home Office on the date we actually receive them.

We will refund to you, in most states, the sum of:

 .  your Account Value;

 .  the Purchase Payment Charge you paid; and

 .  any premium taxes or other tax charges that have been deducted.

Some states require us to refund the sum of your purchase payments if it is larger than the amount just described. Other states allow us to refund only the sum of your purchase payments.

Death Proceeds

If the Annuitant or Owner dies before the Annuity Commencement Date, we will pay a benefit to the Beneficiary. (See "Death Proceeds Before the Annuity Commencement Date.")

Limitations Imposed by Retirement Plans and Employers

An employer or trustee who is the Owner under a retirement plan may limit certain rights you would otherwise have under a Contract. These limitations may restrict total and partial withdrawals, the amount or timing of purchase payments, the start of annuity payments, and the type of Annuity Payment Options that you may select. You should familiarize yourself with the provisions of any retirement plan in which a Contract is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

Communications to Us

You should include, in communications to us, your Contract number, your name, and, if different, the Annuitant's name. You may direct communications to the addresses and telephone numbers on the first page of this Prospectus.

Unless the Prospectus states differently, we will consider purchase payments or other communications to be received at our Home Office on the date we actually receive them, if they are in proper form. However, we will consider purchase payments to be received on the next Valuation Date if we receive them (1) after the close of regular trading on the New York Stock Exchange or (2) on a date that is not a Valuation Date.

Financial and Performance Information

We include financial statements of AGL and Separate Account D in the Statement of Additional Information (see "Contents of Statement of Additional Information. ") The Separate Account financial statements include information about the Divisions that invest in the Trust and the Fund.

From time to time, the Separate Account may include in advertisements and other sales materials several types of performance information for the Divisions. This information may include "average annual total return," "total return," and "cumulative total return." The Domestic Income Division, the Government Division, and the Growth and Income Division may also advertise "yield." The Money Market Division may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Division's performance appears in the Statement.

Total Return and Yield Quotations. Average annual total return, total return, and cumulative total return figures measure the net income of a Division and any realized or unrealized gains or losses of the underlying investments in the Division, over the period stated. Average annual total return figures are annualized and represent the average annual percentage change in the value of an investment in a Division over the period stated. Total return figures are also annualized. Cumulative total return figures represent the cumulative change in the value of an investment in a Division for various periods stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Division), expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that we assume that the Division generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Division similarly, but include the increase due to assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

Average annual total return figures reflect deduction of the maximum Purchase Payment Charge and all recurring charges and fees applicable under the Contract to all Owner accounts, including the following:

   . a 5.75% Purchase Payment Charge,

   . the Mortality and Expense Risk Charge, and

   . the Administrative Expense Charge.

Division Performance. The investment performance for each Division that invests in a corresponding Series will reflect the investment performance of that Series for the periods stated. This information appears in the Statement. For periods before the date the Contracts became available, we calculate the performance information for a Division on a hypothetical basis. In so doing, we reflect deductions of current Separate Account fees and charges under the Contract from the historical performance of the corresponding Series. We may waive or reimburse certain fees or charges applicable to the Contract. Such waivers or reimbursements will affect each Division's performance results.

Information about the investment experience of the Series appears in the prospectuses of the Fund and the Trust.

AGL may also advertise or report to Owners its ratings as an insurance company by the A. M. Best Company. Each year, A. M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's Ratings range from A++ to F.

AGL may also advertise or report to Owners its ratings as to claims-paying ability by the Standard & Poor's Corporation. A Standard & Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard & Poor's ratings range from AAA to D.

AGL may additionally advertise its ratings as to claims-paying ability by the Duff & Phelps Credit Rating Co. A Duff & Phelps claims-paying ability rating is an assessment of a company's insurance claims-paying ability. Duff & Phelps' ratings range from AAA to CCC.

Current ratings from A.M. Best, Standard & Poor's, and Duff & Phelps may be used from time to time in any advertising about the Contracts, as well as in any reports that publish the ratings.

The ratings from A.M. Best, Standard & Poor's, and Duff & Phelps reflect the claims-paying ability and financial strength of AGL. They are not a rating of investment performance that purchasers of insurance products funded through separate accounts, such as the Separate Account, have experienced or are likely to experience in the future.

Other Information

AGL may also advertise endorsements from organizations, individuals or other parties that recommend AGL or the Contracts. AGL may occasionally include in advertisements (1) comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or (2) discussions of alternative investment vehicles and general economic conditions.

                             FINANCIAL INFORMATION

The financial statements of AGL appear in the Statement. Please see the first page of this Prospectus for information on how to obtain a copy of the Statement. You should consider the financial statements of AGL only as bearing on the ability of AGL to meet its contractual obligations under the Contracts. The financial statements do not bear on the investment performance of the Separate Account. (See "Contents of Statement of Additional Information.")

                                      AGL

AGL is a stock life insurance company which was organized under the laws of the State of Texas, which is a successor in interest to a company originally organized under the laws of Delaware in 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Contracts are AGL's, and American General Corporation has no legal obligation to back those commitments.

AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

                              SEPARATE ACCOUNT D

AGL established Separate Account D on November 19, 1973. The Separate Account has 70 Divisions, 13 of which are available under the Contracts offered by the Prospectus. The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act.

Each Division of the Separate Account is part of AGL's general business, and the assets of the Separate Account belong to AGL. Under Texas law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that AGL may conduct. These assets will be held exclusively to meet AGL's obligations under variable annuity Contracts. Furthermore, AGL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of AGL.

                                  THE SERIES

The Separate Account has 13 Divisions funding the variable benefits under the Contracts. These Divisions invest in shares of nine separate investment Series of the Trust and four separate Series of the Fund.

The Trust and the Fund offer shares of these Series, without sales charges, exclusively to insurance company variable annuity and variable life insurance separate accounts and not directly to the public. The Trust and the Fund also offer shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with AGL.

We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict.

For example, violation of the federal tax laws by one separate account investing in the Trust or the Fund could cause the Contracts or contracts funded through another separate account to lose their tax deferred status. Such a result might require us to take remedial action. A separate account may have to withdraw its participation in the Trust or the Fund, if a material irreconcilable conflict arises between separate accounts. In such event, the Trust or the Fund may have to liquidate portfolio securities at a loss to pay for a separate account's redemption of Trust or Fund shares. At the same time, the Trust's Board of Trustees, the Fund's Board of Directors and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, to take to remedy or eliminate the conflict.

We automatically reinvest any dividends or capital gain distributions that we receive on shares of the Series held under Contracts. We reinvest at the Series' net asset value on the date payable. Dividends and distributions will reduce the net asset value of each share of the corresponding Series and increase the number of shares outstanding of the Series by an equivalent value. However, these dividends and distributions do not change your Account Value.

The names of the Series of the Trust in which the available Divisions invest are as follows:

    Van Kampen Life Investment Trust
    --------------------------------

       Comstock Portfolio
       Domestic Income Portfolio
       Emerging Growth Portfolio
       Enterprise Portfolio
       Government Portfolio
       Growth and Income Portfolio
       Money Market Portfolio
       Morgan Stanley Real Estate Securities Portfolio
       Strategic Stock Portfolio

Van Kampen Asset Management Inc. is the investment adviser of each Series of the Trust. Van Kampen Funds Inc. is the distributor of shares of each Series of the Trust.

The names of the Series of the Fund in which the available Divisions invest are as follows:

    Morgan Stanley Dean Witter Universal Funds, Inc.
    ------------------------------------------------

       Global Equity Portfolio
       International Magnum Portfolio
       High Yield Portfolio
       Mid Cap Value Portfolio

Morgan Stanley Dean Witter Investment Management Inc. is the investment adviser of the Global Equity and International Magnum Portfolios. (On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. The investment adviser continues to use the name Morgan Stanley Asset Management, in some instances.) Miller Anderson & Sherrerd, LLP is the investment adviser of the High Yield and Mid Cap Value Portfolios. Morgan Stanley & Co. Incorporated is the distributor of shares of each Series of the Fund.

The investment advisers and the distributors are all wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses -- securities, asset management and credit services.

Before selecting any Division, you should carefully read the prospectus. The prospectus provides more complete information about the Series in which that Division invests, including investment objectives and policies, charges and expenses.

You can find information about the investment performance of the Series of the Trust in the Statement. You can find information about the experience of the investment advisers to the Series of the Fund in the prospectus for the Fund. You may obtain additional copies of a prospectus by contacting AGL's Home Office at the addresses and telephone numbers on the first page of this Prospectus. When making your request, please indicate the names of the Series in which you are interested.

High yielding fixed-income securities, such as those in which the Domestic Income Portfolio and the High Yield Portfolio invest, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about these Series in the Trust and Fund prospectuses and related statements of additional information and consider your ability to assume the risks of making an investment in the Divisions that invest in them.

The name of each Series of the Trust and the Fund describes its type (e.g., money market fund, growth and income fund, government fund, etc.), except for the Comstock Portfolio, the Enterprise Portfolio, the Strategic Stock Portfolio, and the International Magnum Portfolio. The following are their fund types:

   . The Comstock Portfolio invests primarily in equity securities of undervalued companies believed to possess the potential for capital growth and income.

   . The Enterprise Portfolio invests primarily in growth common stocks that are believed to have above average potential for capital appreciation.

   . The Strategic Stock Portfolio invests primarily in dividend-paying equity securities with the potential for above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital.

   . The International Magnum Portfolio invests primarily in equity securities of issuers domiciled in Australia, Japan, New Zealand, Western Europe, and certain developed countries in Asia, with the objective of long-term capital appreciation.

Voting Privileges

The following people may give us voting instructions for Series shares held in the Separate Account Divisions attributable to their Contract:

   . You, as the Owner, before the Annuity Commencement Date; and

   . The Annuitant or other payee, during the Annuity Period.

We will vote according to such instructions at meetings of shareholders of the Series.

We will determine who is entitled to give voting instructions and the number of votes for which they may give directions as of the record date for a meeting. We will calculate the number of votes in fractions. We will calculate the number of votes for any Series as follows:

   . For each Owner before the Annuity Commencement Date, we will divide (1) the Owner's Variable Account Value invested in the corresponding Division by
     (2) the net asset value of one share of that Series.

   . For each Annuitant or payee during the Annuity Period, we will divide (1) our liability for future Variable Annuity Payments to the Annuitant or payee by (2) the value of an Annuity Unit. We will calculate our liability for future Variable Annuity Payments based on the mortality assumptions and the assumed interest rate that we use in determining the number of Annuity Units under a Contract and the value of an Annuity Unit.

We will vote all shares of each Series owned by the Separate Account as follows:

   . Shares for which we receive instructions, in accordance with those instructions; and

   . Shares for which we receive no instructions, in the same proportion as the shares for which we receive instructions.

Shares of each Series may be owned by separate accounts of insurance companies other than us. We understand that each Series will see that all insurance companies vote shares uniformly.

We believe that our voting instruction procedures comply with current federal securities law requirements. However, we reserve the right to modify these procedures to conform with legal requirements and interpretations that are put in effect or modified from time to time.

                               THE FIXED ACCOUNT

Amounts in the Fixed Account or supporting Fixed Annuity Payments become part of our General Account. We have not registered interests in the General Account under the Securities Act of 1933, and we have not registered the General Account as an investment company under the 1940 Act, based on federal law exclusion and exemption. The staff of the SEC has advised us that it has not reviewed the disclosures in this Prospectus that relate to the Fixed Account or Fixed Annuity Payments. At the same time, we have legal responsibility for the accuracy and completeness of this Prospectus.

Our obligations for the Fixed Account are legal obligations of AGL. Our General Account assets support these obligations. These General Account assets also support our obligations under other insurance and annuity contracts.
Investments purchased with amounts allocated to the Fixed Account are the property of AGL. Owners have no legal rights in such investments.

Guarantee Periods

Account Value that the Owner allocates to the Fixed Account earns a Guaranteed Interest Rate beginning with the date of the allocation. This Guaranteed Interest Rate continues for the number of months or years that the Owner selects from among the Guarantee Periods that we offer at the time.

At the end of a Guarantee Period, we will allocate your Account Value in that Guarantee Period, including interest you have earned, to a new Guarantee Period of the same length. In the alternative, the Owner may submit a Written request to us to allocate this amount to a different Guarantee Period or Periods or to one or more of the Divisions of the Separate Account. We must receive this Written request at least three Valuation Dates before the end of the Guarantee Period.

We will contact the Owner regarding the scheduled Annuity Commencement Date, if the Owner has not provided the necessary Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date.

The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner in writing at least 15 days and not more than 45 days before the end of any Guarantee Period.

If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to transfer, without charge, the balance to the Money Market Division at the end of that Guarantee Period. However, we will transfer such balance to another Division selected by the Owner, if we have received Written instructions to transfer such balance to that Division.

Crediting Interest

We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We tell an Owner the Guaranteed Interest Rate for a chosen Guarantee Period at the time we receive a purchase payment, make a transfer, or renew a Guarantee Period. We may credit a different interest rate to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

Proceeds from an exchange, rollover or transfer accrue interest, if you allocate them to the Fixed Account within 60 days following the date of application for a Contract. We credit interest to such proceeds during the Guarantee Period chosen. We calculate interest at a rate that is the higher of: (1) the current interest rate we use on the date of application for the Guarantee Period selected; or (2) the current interest rate we use on the date we receive the proceeds. Proceeds that we receive more than 60 days after the date the application is signed will receive interest at the rate in effect on the date we receive the proceeds. The interest rate we use remains in effect for the duration of the applicable Guarantee Period.

AGL's management makes the final determination of the Guaranteed Interest Rates to be declared. AGL cannot predict or assure the level of any future Guaranteed Interest Rates in excess of the minimum Guaranteed Interest Rate stated in your Contract.

You may obtain information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time from your sales representative or from the addresses or telephone numbers on the first page of this Prospectus.

New Guarantee Periods

Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for that amount. That new Guarantee Period will earn a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract.

Each Guarantee Period has its own Guaranteed Interest Rate. Guarantee Periods can have different Guaranteed Interest Rates. We have the right to change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed Interest Rates being paid on Guarantee Periods that have already started. Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for the amount allocated or transferred. That amount earns a Guaranteed Interest Rate that will continue unchanged until the end of that Period. We may offer one or more Guarantee Periods with a required dollar cost averaging feature. (See
" Transfers.") Currently we make available a one-year Guarantee Period, and no others. However, we reserve the right to change the Guarantee Periods that we make available at any time.


                    CONTRACT ISSUANCE AND PURCHASE PAYMENTS

The minimum initial purchase payment is $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. We reserve the right to modify these minimums at our discretion.

Your application to purchase a Contract must be on a Written application that we provide and that you sign. AGL and Van Kampen Funds Inc., as distributor of the Contracts, may agree on a different medium or format for the application. When a purchase payment accompanies an application to purchase a Contract and you have properly completed the application, we will either:

   . process the application, credit the purchance payment, and issue the contract; or

     . reject the application and return the purchase payment within two Valuation Dates after receipt of the application at our Home Office.

If you have not completed the application or have not completed it correctly, we will request additional documents or information within five Valuation Dates after receipt of the application at our Home Office.

If we have not received a correctly completed application within five Valuation Dates after receipt of the purchase payment at our Home Office, we will return the purchase payment immediately. However, you may specifically consent to our retaining the purchase payment until you complete the application. In that case, we will credit the initial purchase payment as of the end of the Valuation Period in which we receive, at our Home Office, the last information required to process the application.

We will credit subsequent purchase payments as of the end of the Valuation Period in which we receive them and any required Written information at our Home Office.

We reserve the right to reject any application or purchase payment for any reason.

Minimum Requirements

If your Account Value in any Division falls below $500 because of a partial withdrawal from the Contract, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division.

If your Account Value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the investment option or options to which the transfer was made.

We will waive these minimum requirements for transfers under the automatic rebalancing program. (See "Automatic Rebalancing.")

If your total Account Value falls below $500, we may cancel the Contract. We consider such a cancellation a full surrender of the Contract. We will provide you with 60 days' advance notice of any such cancellation.

So long as the Account Value does not fall below $500, you do not have to make further purchase payments. You may, however, elect to make subsequent purchase payments at any time before the Annuity Commencement Date, if the Owner and Annuitant are still living.

Payments

You should make checks for subsequent purchase payments payable to American General Life Insurance Company and forward them directly to our Home Office. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus.

You may make purchase payments pursuant to employer-sponsored plans only with our agreement.

Your purchase payments are allocated to the Divisions of the Separate Account or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Contract. In your application form, you select (in whole percentages) the amount of each purchase payment that you are allocating to each Division and Guarantee Period. You can change these allocation percentages at any time by Written notice to us.


                              OWNER ACCOUNT VALUE

Before the Annuity Commencement Date, your Account Value under a Contract is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

Variable Account Value

As of any Valuation Date before the Annuity Commencement Date:

     . Your Variable Account Value is the sum of your Variable Account Values in each Division of the Separate Account.

     . Your Variable Account Value in a Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date.

There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to the Separate Account, you bear the entire investment risk.

We credit Accumulation Units in a Division to you when you allocate purchase payments or transfer amounts to that Division. Similarly, we redeem Accumulation Units when you transfer or withdraw amounts from a Division or when we pay certain charges under the Contract. We determine the value of these Accumulation Units at the end of the Valuation Date on which we make the credit or charge.

The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Series shares held by the Division, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made for the Series shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Series shares held in the Division determined at the end of the previous Valuation Period. We then subtract from that result a factor representing the mortality risk, expense risk and administrative expense charge.

Fixed Account Value

As of any Valuation Date before the Annuity Commencement Date:

     . Your Fixed Account Value is the sum of your Fixed Account Value in each Guarantee Period.

     . Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period, less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

AGL guarantees the Fixed Account Value. AGL bears the investment risk for amounts allocated to the Fixed Account, except to the extent that AGL may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest Rate stated in your Contract).

            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

Transfers

You can transfer your Account Value beginning 30 days after we issue your Contract and before the Annuity Commencement Date. The following rules apply:

     . You may transfer your Account Value at any time among the available Divisions of the Separate Account and Guarantee Periods. Transfers will be effective at the end of the Valuation Period in which we receive your Written or telephone transfer request.

     . If a transfer causes your Account Value in any Division or Guarantee Period to fall below $500, we reserve the right to transfer the remaining balance in that Division or Guarantee Period in the same proportion as the transfer request.

     . You may make up to 12 transfers each Contract Year without charge. We will charge uo $25 for each additional transfer.

     . You may transfer no more than 25% of the Account Value you allocated to a Guarantee Period at its inception during any Contract Year. This 25% limitation does not apply to transfers (1) within 15 days before or after the end of the Guarantee Period in which you held the transferred amounts, or (2) a renewal at the end of the Guarantee Period to the same Guarantee Period.

You may establish an automatic transfer plan. We also refer to this plan as a dollar cost averaging plan. Under this plan, we will automatically transfer amounts from any one of the Divisions or the one-year Guarantee Period (or any other Guarantee Period that is available at that time) to one or more of the other Divisions. You cannot make dollar cost averaging transfers on the 29th, 30th or 31st of any month. By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the corresponding Division only when the price is high. An automatic transfer plan does not guarantee a profit and it doesn't protect against a loss if market prices decline. You will select:

     .    the amount we are to transfer under the plan,

     . the frequency of the transfers--either monthly, quarterly, semi-annually, or annually; and

     .    the duration of the plan.

We may also offer certain "alternate dollar cost averaging options" to Owners who:

     . allocate $5,000 ($2,000 for Qualified Contracts) or more of a new purchase payment to the alternate dollar cost averaging option, and

     . who do not transfer the new purchase payment from another annuity contract which AGL, or any AGL affiliate, issued.

We will ask you to select either a six-month or 12-month duration. Under such plans, we will make equal monthly transfers over the period of time you select. We may offer a higher Guaranteed Interest Rate under an alternate dollar cost averaging option than we would offer for another Guarantee Period of the same duration that is not offered under such a plan. Any such higher interest rate will reflect differences in costs or services and will not be unfairly discriminatory as to any person.

Differences in costs or services will result from such factors as reduced sales expenses or administrative efficiencies related to transferring amounts to other Divisions on an automatic, rather than a discretionary, basis.

Transfers under any dollar cost averaging plan or alternate dollar cost averaging option will:

     .    not count toward the 12 free transfers each Contract Year,

     .    not incur a $25 charge,

     . not be subject to the 25% limitation on transfers from a Guarantee Period; and

     . not be subject to the minimum Account Value requirement described above.

You may obtain additional information about how to establish an automatic transfer plan from your sales representative or from us at the telephone numbers and addresses on the first page of this Prospectus. You cannot have an automatic transfer plan in effect at the same time you have Automatic Rebalancing, described below, in effect.

You can make transfers by telephone if you have completed a Telephone Transfer Privilege form and given it to us. The form provides certain rules about telephone transfers that you will have to follow. We will honor telephone transfer instructions from any person who provides the correct information. So there is a risk of possible loss to you if an unauthorized person uses this service in your name. Currently we try to limit the availability of telephone transfers only to the Owner of the Contract. We are not liable for any acts or omissions based upon telephone instructions that we reasonably believe to be genuine. We are not responsible for losses arising from errors in the communication of transfer instructions.

We have established procedures for accepting telephone transfer instructions, which include:

     .    verification of the Contract number,

     .    verification of the identity of the caller,

     .    verification of both the Annuitant's and Owner's names; and

     .    a form of personal identification from the caller.

We will mail to the Owner a written confirmation of the transaction. We might receive telephone transfer instructions from more than one person on the same day, or our recording equipment might malfunction. It may be impossible for you to make a telephone transfer at the time you wish. If this occurs, you should submit a Written transfer request. Also, we will not process the transaction if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible. The telephone number for telephone exchanges is 1-800-200-3883.

We have not designed the Contracts for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

Automatic Rebalancing

You may arrange for Automatic Rebalancing among the Divisions, if your Contract has an Account Value of $25,000 or more at the time we receive the application for Automatic Rebalancing. You may apply for Automatic Rebalancing either at issue or after issue, and you may subsequently discontinue it.

Under Automatic Rebalancing, we transfer funds among the Divisions to maintain the percentage allocation you have selected for each Division. At your election, we will make these transfers on a quarterly, semi-annual or annual basis, measured from the Contract Anniversary date. A Contract Anniversary date that falls on the 29th, 30th, or 31st of the month will result in Automatic Rebalancing starting with the 1st of the next month.

Automatic Rebalancing does not permit transfers to or from any Guarantee Period. Transfers under Automatic Rebalancing will not count toward the 12 free transfers each Contract Year and will not incur a $25 charge. You cannot have Automatic Rebalancing in effect at the same time you have an automatic transfer plan, described above, in effect.

Surrenders

At any time before the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender of a Contract.

We will pay you the following upon full surrender:

     . your Account Value at the end of the Valuation Period in which we receive a Written surrender request,

     .    minus charges for the Enhanced Death Benefit, if applicable,

     .    minus any applicable premium tax or other tax charges.

Our current practice is to require that you return the Contract to our Home Office with any request for a full surrender.

After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person under the Contract will terminate.

All collateral assignees of record must consent to any full surrender.

Partial Withdrawals

Your Written request for a partial withdrawal should specify the Divisions of the Separate Account, or the Guarantee Periods of the Fixed Account, from which you wish to make the partial withdrawal. We will take the withdrawal pro rata from the Divisions and Guarantee Periods, if (1) you do not tell us how to make the withdrawal, or (2) we cannot make the withdrawal as you requested.

Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market Division), we reserve the right to transfer the remaining balance to the Money Market Division. We will do this without charge.

We will always pay you the amount of your partial withdrawal request, unless it exceeds the surrender value of your Contract. In that case, we pay the surrender value of your Contract. The value of your Accumulation Units and Fixed Account interests that we redeem will equal the amount of the withdrawal request, plus any applicable premium tax or other tax. You can also tell us to take income tax from the amount you want withdrawn.

We also make available a systematic withdrawal plan. Under this plan, you may make automatic partial withdrawals in amounts and at periodic intervals that you specify. The terms and conditions that apply to other partial withdrawals will also apply to this plan. You may obtain additional information about how to establish a systematic withdrawal plan from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus. We reserve the right to modify or terminate the systematic withdrawal plan at any time.

The Code imposes a penalty tax on certain premature surrenders or withdrawals. See the "Federal Income Tax Matters" section for a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals. The Section also discusses tax withholding requirements.

All collateral assignees of record must consent to any partial withdrawal.


                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

Annuity Commencement Date

The Annuity Commencement Date may be any day of any month up to the Annuitant's 100th birthday. (Pennsylvania has special limitations that require the Annuity Commencement Date to be no later than age 90, and as early as age 85. Oregon requires the Annuity Commencement Date to be no later than age 95.) You may select the Annuity Commencement Date in the Contract application. You may also change a previously selected date any time before that date by submitting a Written request, subject to our approval.

See "Federal Income Tax Matters" for a discussion of the penalties that may result from distributions before the Annuitant's reaching age 59 1/2 under any Contract or after April 1 of the year following the calendar year in which the Annuitant reaches age 70 1/2 under certain Qualified Contracts.

Application of Owner Account Value

We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, we will apply your Account Value in different proportions, if you give us Written instructions at least 30 days before the Annuity Commencement Date.

We deduct any applicable state and local premium taxes from the amount of Account Value that we apply to an Annuity Payment Option. Subject to any such adjustments, we apply your Variable and Fixed Account Values to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the 10th day before the Annuity Commencement Date.

Fixed and Variable Annuity Payments

We will determine your first monthly Fixed or Variable Annuity Payment using the annuity tables in the Contract and the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments.

We determine the amount of each monthly Fixed Annuity Payment thereafter based on the terms of the Annuity Payment Option selected.

We determine the amount of each monthly Variable Annuity Payment thereafter as follows:

     . We convert the Account Value that we apply to provide Variable Annuity Payments to a number of Annuity Units. We do this by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of a Division as of the end of the Valuation Period that includes the 10th day before the Annuity Commencement Date. This number of Annuity Units remains constant for any Annuitant.

     . We determine the amount of each subsequent Variable Annuity Payment by multiplying the number of Annuity Units by the value of an Annuity Unit as of the end of the Valuation Period that contains the 10th day before the date of each payment.

     . If we base the Variable Annuity Payments on more than one Division, we perform these calculations separately for each Division.

     . The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Contract's annuity tables.

The Contract's annuity tables use a 3.5% assumed interest rate. A Variable Annuity Payment based on a Division will be greater than the previous month, if the Division's investment return for the month is at an annual rate greater than 3.5%. Conversely, a Variable Annuity Payment will be less than the previous month if the Division's investment return is at an annual rate less than 3.5%.

Annuity Payment Options

Sixty to ninety days before the Scheduled Annuity Commencement Date, we will (1) notify you that the Contract is scheduled to mature, and (2) request that you select an Annuity Payment Option.

If you have not selected an Annuity Payment Option ten days before the Annuity Commencement Date, we will proceed as follows:

     . We will extend the Annuity Commencement Date to the Annuitant's 100th birthday, if the scheduled Annuity Commencement Date is any date before the Annuitant's 100th birthday; or

     . We will pay the Account Value, less any applicable charges and premium taxes, in one sum to you, if the scheduled Annuity Commencement Date is the Annuitant's 100th birthday.

The procedure just described is different in Pennsylvania and Oregon because the Annuity Commencement Date cannot exceed age 90 in Pennsylvania and age 95 in Oregon.

In Texas, we will proceed differently if you have not selected an Annuity Payment Option within 10 days before the Annuity Commencement Date. We will pay you as if you had elected to receive 120 guaranteed payments under Annuity Payment Option 2. (See "Option 2.")

The Code imposes minimum distribution requirements on the Annuity Payment Option you choose in connection with Qualified Contracts. (See "Federal Income Tax Matters. ") We are not responsible for monitoring or advising Owners whether they are meeting the minimum distribution requirements, unless we have received a specific Written request to do so.

Election of Annuity Payment Option

You may elect an Annuity Payment Option only if the initial annuity payment meets the following minimum requirements:

     . where you elect only Fixed or Variable Annuity Payments, the initial payment must be at least $100; or

     . where you elect a combination of Variable and Fixed Annuity Payments, the initial payment must be at least $50 on each basis.

If the initial annuity payment falls below these amounts, we will reduce the frequency of annuity payments. If the initial payment still falls below these amounts, we will make a single payment to the Annuitant or other properly-designated payee equal to your Account Value. We will deduct any applicable premium tax or other charges.

You may elect the annuity option that will apply for payments to a Beneficiary, if you or the Annuitant dies. If you have not made this election, the Beneficiary may do so within 60 days after your or the Annuitant's death. (See "Death Proceeds.") Thereafter, the Beneficiary will have all the remaining rights and powers under the Contract and be subject to all of its terms and conditions. We will make the first annuity payment at the beginning of the second month following the month in which we approve the settlement request. We will credit Annuity Units based on Annuity Unit Values at the end of the Valuation Period that contains the 10th day before the beginning of that second month.

When an Annuity Payment Option becomes effective, you must deliver the Contract to our Home Office, in exchange for a payment contract providing for the option elected.

We provide information about the relationship between the Annuitant's gender and the amount of annuity payments, including any requirements for gender-neutral annuity rates and in connection with certain employee benefit plans under "Gender of Annuitant" in the Statement. (See "Contents of Statement of Additional Information.")

Available Annuity Payment Options

Each Annuity Payment Option, except Option 5, is available on both a fixed and variable basis. Option 5 is available on a fixed basis only.

Option 1 - Life Annuity - We make annuity payments monthly during the lifetime of the Annuitant. These payments stop with the last payment due before the death of the Annuitant. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment, if the Annuitant dies before the second annuity payment.

Option 2 - Life Annuity with 120, 180, or 240 Monthly Payments Certain - We make annuity payments monthly during the lifetime of an Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period.

Option 3 - Joint and Last Survivor Life Annuity - We make annuity payments monthly during the lifetime of the Annuitant and another payee and during the lifetime of the survivor of the two. We stop making payments with the last payment before the death of the survivor. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment if both die before the second annuity payment. The election of this option is ineffective if either one dies before the Annuity Commencement Date. In that case, the survivor becomes the sole Annuitant, and we do not pay death proceeds because of the death of the other Annuitant.

Option 4 - Payments for a Designated Period - We make annuity payments monthly to an Annuitant or other properly-designated payee, or at his or her death, to the Beneficiary, for a selected number of years ranging from five to 40. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of the Annuitant or other properly-designated payee.

A payee who receives Variable Annuity Payments under Option 4 can elect at any time to withdraw all or a portion of the value of the remaining Variable Annuity Payments. This right does not apply to Fixed Annuity Payments. You (if you are the payee) will receive one payment for the withdrawal. We calculate the value of any remaining Variable Annuity Payments under Option 4 by assuming that each payment is equal and by discounting each payment to the present at an annual rate of 3.5% (the "assumed amount"). We calculate the "assumed amount" of each remaining payment as of the end of the Valuation Period in which we receive your Written request for a withdrawal.

Under Option 4, each time you withdraw a portion of the value of your Variable Annuity Payments, the remaining Variable Annuity Payments will all be reduced proportionately. If you elect to withdraw all of the value of your Variable Annuity Payments, such payments cease. The Contract terminates at that time unless we still owe you Fixed Annuity Payments.

Option 5 - Payments of a Specific Dollar Amount - We pay the amount due in equal monthly installments of a designated dollar amount until the remaining balance is less than the amount of one installment. The amount of each installment may not be less than $125 or more than $200 each year per $1,000 of the original amount due. If the person receiving these payments dies, we continue to make the remaining payments to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, we decrease the balance at the end of the previous month by the amount of any installment paid during the month. We then apply, to the remainder, interest at a rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, we will pay the balance as the final payment under the option.

We reduce Variable Annuity Payments as a result of a charge to the Separate Account that is partially for mortality risks. (See "Charge to the Separate Account.")

The Code may treat the election of Option 4 (including the election to withdraw all or a portion of the remaining payments) or Option 5 in the same manner as a surrender of the total Account Value. For tax consequences of such treatment, see "Federal Income Tax Matters." In addition, the Code may not give tax-deferred treatment to subsequent earnings. You should ask your own tax adviser about these two Options before you select either of them.

Alternative Amount Under Fixed Life Annuity Options - In the case of Fixed Annuity Payments under one of the first three Annuity Payment Options described above, we make a special election available. In that case, the Owner (or the Beneficiary, if the Owner has not elected a payment option) may elect monthly payments based on single payment immediate fixed annuity rates we offer at that time. This provision allows the Annuitant or other properly-designated payee to receive the fixed annuity purchase rate in effect for new single payment immediate annuity Contracts, if it is more favorable.

In place of monthly payments, you may elect payments on a quarterly, semi-annual or annual basis. In that case, we determine the amount of each annuity payment on a basis consistent with that described above for monthly payments.

Transfers

After the Annuity Commencement Date, the Annuitant or other properly-designated payee may make one transfer every 180 days among the available Divisions of the Separate Account or from the Divisions to a Fixed Annuity Payment Option. We will assess no charge for the transfer. We do not permit transfers from a Fixed to a Variable Annuity Payment Option. If a transfer causes the value in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. We make transfers effective at the end of the Valuation Period in which we receive the Written transfer request at our Home Office. We reserve the right to terminate or restrict transfers at any time.


                                   DEATH PROCEEDS

Death Proceeds Before the Annuity Commencement Date

The death proceeds described below are payable to the Beneficiary under the Contract if any of the following events occur before the Annuity Commencement
Date:

  . the Annuitant dies, and no Contingent Annuitant has been named under a Non-Qualified Contract;

  . the Annuitant dies, and we also receive proof of death of any named
    Contingent Annuitant; or

  . the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Contract dies, regardless of whether the deceased Owner was also the Annuitant. (However, if the Beneficiary is the Owner's surviving spouse, or the Owner's surviving spouse is a joint Owner, the surviving spouse may elect to continue the Contract as described later in this Section).

If the deceased Owner was a joint Owner, we will pay the death proceeds to the surviving joint Owner. In this case, we will treat the surviving joint Owner as the Beneficiary, and we will not recognize any other designation of Beneficiary. However, joint Owners may provide written instructions to pay death proceeds in a different manner.

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

Death Benefit Options

If the Annuitant and the Owner (if the Owner is not the Annuitant) are age 79 or less when we issue your Contract, you can choose from two death benefit options:

  . the Base Death Benefit, and

  . the Enhanced Death Benefit.

We will pay the death proceeds based on which option is in effect at the time the death proceeds become payable.

If you do not choose the Enhanced Death Benefit, we will automatically provide the Base Death Benefit. You can only choose the Enhanced Death Benefit at the time you buy your Contract. Also, you can drop the Enhanced Death Benefit at any time. However, you cannot add the Enhanced Death Benefit after we issue your Contract or after you drop the option.

Enhanced Death Benefit Charge

We charge you if you choose the Enhanced Death Benefit.  The charge is:

  .  0.13% of your Account Value, assessed at the end of each Contract Year,

  . over and above the Separate Account deductions of a maximum of 0.59% of Separate Account assets (See "Charge to the Separate Account."),

  . collected each year or part of a year that the Enhanced Death Benefit is in effect, including the year when the Contract is surrendered or the death proceeds are paid,

  . collected pro rata only from each Division in which you have any of your Variable Account Value, even if you have any Fixed Account Value at the time we collect the charge, and

  . assessed after age 81 as long as the Enhanced Death Benefit continues in force.

Base Death Benefit

The Base Death Benefit is different for Annuitants and Owners, both of whom are age 85 or less, and 86 or older, when the Contract is issued. If the Annuitant or the Owner is age 85 or less, the Base Death Benefit is equal to the greater of:

  . the sum of all purchase payments, including all Purchase Payment Charges, minus any applicable premium tax or other taxes, and minus any partial withdrawals; or

  . the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Home Office, proof of death and the Written request as to the manner of payment.

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

For age 86 and older, the Base Death Benefit is always the second amount described above. Keep in mind that these ages are the Annuitant's and the Owner's ages at the time the Contract is issued: The Base Death Benefit is the second amount if either the Annuitant or the Owner is age 86 or older at the time the Contract is issued.

Enhanced Death Benefit

The Enhanced Death Benefit is equal to the greater of:

  . The amount payable under the Base Death Benefit, minus any uncollected
    Enhanced Death Benefit  charge; or

  . the highest anniversary value before the date of death, as defined below.

     The highest anniversary value before the date of death will be determined as follows:

     (a) First, we will calculate the Account Values at the end of each of the past Contract Anniversaries that occurs before the deceased's 81st birthday (We will thereafter use only the highest of the Contract Anniversary Account Values that occurred before the deceased's 81st birthday.);

     (b) Second, we will increase each of the Account Values by the amount of net purchase payments the Owner has made since the end of such Contract Years; and

     (c) Third, we will reduce the result by the amount of any withdrawals the Owner has made since the end of such Contract Years.

         The highest anniversary value will be an amount equal to the highest of such values. Net purchase payments are purchase payments less applicable taxes deducted at the time the purchase payment is made.

The death proceeds become payable to the Beneficiary when we receive:

  . proof of the Owner's or Annuitant's death, and

  . a Written request from the Beneficiary specifying the manner of payment.

If the Owner has not already done so, the Beneficiary may, within 60 days after the date the death proceeds become payable, elect to receive the death proceeds as (1) a single sum or (2) in the form of one of the Annuity Payment Options provided in the Contract. (See "Annuity Payment Options.") If we do not receive a request specifying the manner of payment, we will make a single sum payment, based on values we determine at that time.

If the Owner under a Non-Qualified Contract dies before the Annuity Commencement Date, we will distribute all amounts payable under the Contract in accordance with the following rules:

  . We will distribute all amounts:

     (a)  within five years of the date of death, or

     (b) if the Beneficiary elects, as annuity payments, beginning within one year of the date of death and continuing over a period not extending beyond the life or life expectancy of the Beneficiary.

 . If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Contract as the new Owner. If the original Owner was the Annuitant, the surviving spouse may also elect to become the new Annuitant. This election is also available to the surviving spouse who is a joint Owner, even if the surviving spouse is not the Beneficiary. In this case, we will treat the surviving spouse as the Beneficiary, and we will not recognize any other designation of beneficiary.

 . If the Owner is not a natural person, these distribution requirements apply at the death of the primary Annuitant, within the meaning of the Code. Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy the requirements described in this Section may result in serious adverse tax consequences.

Death Proceeds on or After the Annuity Commencement Date

If the Annuitant dies on or after the Annuity Commencement Date, the amounts payable to the Beneficiary or other properly-designated payee are any continuing payments under the Annuity Payment Option in effect. (See "Annuity Payment Options.") In such case, the payee will:

  . have all the remaining rights and powers under a Contract, and

  . be subject to all the terms and conditions of the Contract.

Also, if the Annuitant dies on or after the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.

If the payee under a Non-Qualified Contract dies after the Annuity Commencement Date, we will distribute any remaining amounts payable under the terms of the Annuity Payment Option at least as rapidly as under the method of distribution in effect when the payee dies. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant, within the meaning of the Code.

Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy requirements described in this Section may result in serious adverse tax consequences.

Proof of Death

We accept the following as proof of any person's death:

  . a certified death certificate;

  . a certified decree of a court of competent jurisdiction as to the finding of death;

  . a written statement by a medical doctor who attended the deceased at the time of death; or

  . any other proof satisfactory to us.

Once we have paid the death proceeds, the Contract terminates, and our obligations are complete.


                          CHARGES UNDER THE CONTRACTS

Premium Taxes

When applicable, we will deduct premium taxes imposed by certain states. We may deduct such amount either at the time the tax is imposed or later. We may deduct the amount as follows:

  . from purchase payment(s) when received;

  . from the Owner's Account Value at the time annuity payments begin;

  . from the amount of any partial withdrawal; or

  . from proceeds payable upon termination of the Contract for any other reason, including death of the Owner or Annuitant, or surrender of the Contract.

If premium tax is paid, AGL may reimburse itself for the tax when making the deduction under the second, third, and fourth items on the list immediately above, by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5%. The rates are subject to change by legislation, administrative interpretations, or judicial acts. We will not make a profit on this charge.

Transfer Charges

We describe the charges to pay the expense of making transfers under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are not designed to yield a profit.

Charge to the Separate Account

We deduct from Separate Account assets a daily charge at an annualized rate of 0.59% of the average daily net asset value of the Separate Account attributable to the Contracts. The Contract calls this charge the "Maximum Asset Charge Factor." This charge (1) offsets administrative expenses and (2) compensates us for assuming mortality and expense risks under the Contracts. The 0.59% charge divides into .15% for administrative expenses and 0.44% for the assumption of mortality and expense risks.

We do not expect to earn a profit on that portion of the charge that is for administrative expenses. However, we do expect to derive a profit from the portion that is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges deducted for a given Contract and the amount of expenses actually attributable to that Contract.

In assuming the mortality risk, we incur the risks that

  . our actuarial estimate of mortality rates may prove erroneous,

  . Annuitants will live longer than expected, and

  . more Owners or Annuitants than expected will die at a time when the death benefit we guarantee is higher than the net surrender value of their interests in the Contracts.

In assuming the expense risk, we incur the risk that the revenues from the expense charges under the Contracts (charges that we guarantee will not increase) will not cover our expense of administering the Contracts.

Miscellaneous

Each Series pays charges and expenses out of its assets. The prospectus for each Series describes the charges and expenses.

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the Contracts.

Systematic Withdrawal Plan

You may make automatic partial withdrawals, at periodic intervals, through a systematic withdrawal program. Minimum payments are $100. You may choose from payment schedules of monthly, quarterly, semi-annual, or annual payments. You may start, stop, increase, or decrease payments. You may elect to (1) start withdrawals as early as 30 days after the issue date of the Contract and (2) take withdrawals from the Fixed Account or any Division. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals.

Reduction in Administrative Charges

We may reduce the administrative charges imposed under certain Qualified Contracts for employer sponsored plans. Any such reductions will reflect differences in costs or services and will not be unfairly discriminatory as to any person. Differences in costs and services result from factors such as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform.

                        OTHER ASPECTS OF THE CONTRACTS

Only an officer of AGL can agree to change or waive the provisions of any Contract. The Contracts are non-participating, which means they are not entitled to share in any dividends, profits or surplus of AGL.

Owners, Annuitants, and Beneficiaries; Assignments

You, as the Owner of a Contract, will be the same as the Annuitant, unless you choose a different Annuitant when you purchase a Contract. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Contract. You choose the Annuitant and any Contingent Annuitant in the application for a Contract and may not change that choice.

You choose the Beneficiary and any Contingent Beneficiary when you purchase a Contract. You may change a Beneficiary or Contingent Beneficiary before the Annuity Commencement Date, while the Annuitant is still alive. The payee may make this change after the Annuity Commencement Date.

We will make any designation of a new Beneficiary or Contingent Beneficiary effective as of the date it is signed. However, the change in designation will not affect any payments we make or action we take before we receive the Written request. We also need the Written consent of any irrevocably-named Beneficiary or Contingent Beneficiary before we make a change. Under certain retirement programs, the law may require spousal consent to name or change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

If the Beneficiary or Contingent Beneficiary is not living at the time we are to make any payment, you as the Owner will be the Beneficiary. If you are not then living, your estate will be the Beneficiary.

Owners and other payees may assign their rights under Qualified Contracts only in certain narrow circumstances referred to in the Contracts. Owners and other payees may assign their rights under Non-Qualified Contracts, including their ownership rights. We take no responsibility for the validity of any assignment. Owners must make a change in ownership rights in Writing and send a copy to our Home Office. We will make the change effective on the date it was made. However, we are not bound by a change until the date we record it. The rights under a Contract are subject to any assignment of record at our Home Office. An assignment or pledge of a Contract may have adverse tax consequences. (See "Federal Income Tax Matters.")

Reports

We will mail to Owners (or anyone receiving payments following the Annuity Commencement Date), any reports and communications required by applicable law. We will mail to the last known address of record. You should give us prompt written notice of any address change.

Rights Reserved by Us

Upon notice to the Owner, we may modify a Contract to the extent necessary to:

  . reflect a change in the Separate Account or any Division;

  . create new separate accounts;

  . operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law;

  . transfer any assets in any Division to another Division, to one or more separate accounts, or to the Fixed Account;

  . add, combine or remove Divisions in the Separate Account, or combine the Separate Account with another separate account;

  . add, restrict or remove Guarantee Periods of the Fixed Account;

  . make any new Division available to you on a basis we determine;

  . substitute, for the shares held in any Division, the shares of another
    Series or the shares of another investment company or any other investment permitted by law;

  . make any changes required by the Code or by any other law, regulation or interpretation to continue treatment of the Contract as an annuity;

  . commence deducting premium taxes or adjust the amount of premium taxes deducted in accordance with state law that applies; or

  . make any changes required to comply with the rules of any Series.

When required by law, we will obtain (1) your approval of changes and (2) the approval of any appropriate regulatory authority.

Payment and Deferment

We will normally pay amounts surrendered or withdrawn from a Contract within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request at our Home Office. A Beneficiary may request the manner of payment of death proceeds within 60 days after the death proceeds become payable. If we do not receive a Written request specifying the manner of payment, we will pay the death benefit as a single sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of the 60 day period. We reserve the right, however, to defer payments or transfers out of the Fixed Account for up to six months. Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Finally, we reserve the right to defer payment of any surrender, annuity payment, or death proceeds out of the Variable Account Value if:

  . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;

  . the SEC determines that an emergency exists, as a result of which disposal of securities held in a Division is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or

  . the SEC by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations of Account Value among the Divisions and the Fixed Account under these circumstances.


                          FEDERAL INCOME TAX MATTERS

General

We cannot comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with a competent tax adviser before purchasing a Contract.

We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

The discussion does not address federal estate and gift tax, social security tax, or any state or local tax consequences associated with the Contracts.

Non-Qualified Contracts

Purchase Payments.  Purchasers of a Contract that does not qualify for special
-----------------
tax treatment and is "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

Tax Deferral Before Annuity Commencement Date.  Owners who are natural persons
---------------------------------------------
are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Series that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Series, but we have received commitments from the investment advisers to the Series to use their best efforts to operate the Series in compliance with these diversification requirements. A Contract investing in a Series that failed to meet the diversification requirements would subject Owners to current taxation of income in the Contract for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of the Separate Account's assets for tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Contracts in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners that are not natural persons but that hold a Contract as an agent for a natural person.

Taxation of Annuity Payments.   Part of each annuity payment received after the
----------------------------
Annuity Commencement Date is excludible from gross income.

In the case of Fixed Annuity Payments, the excludible portion is found by multiplying:

  . the amount paid by,

  . the ratio of the investment in the Contract (discussed below) to the expected return under the Fixed Annuity Payment Option.

In the case of Variable Annuity Payments, the excludible portion is the investment in the Contract divided by the number of expected payments.

In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Contract has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may receive the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from
----------------------------------------------------
a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event you surrender a Contract in its entirety, the amount of your investment in the Contract is excludible from income, and any amount you receive in excess of your investment in the Contract is includible in income. All annuity Contracts or Contracts we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

Penalty Tax on Premature Distributions. In the case of such a distribution,
--------------------------------------
there may be imposed a federal tax penalty equal to 10% of the amount treated as taxable income. The penalty tax will not apply, however, to distributions:

     .  made on or after the recipient reaches age 59 1/2,

     .  made on account of the recipient's becoming disabled,

     . that are made after the death of the Owner before the Annuity Commencement Date or of the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code); or

     . that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary, provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability).

Premature distributions may result from an early Annuity Commencement Date, an early surrender, partial withdrawal from or assignment of a Contract, or the early death of an Annuitant, unless the third clause listed above applies.

Payment of Death Proceeds. Special rules apply to the distribution of any death
-------------------------
proceeds payable under the Contract. (See "Death Proceeds.")

Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified
---------------------
Contract is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

Individual Retirement Annuities ("IRAs")

Purchase Payments. Individuals who are not active participants in a tax
-----------------
qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $31,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $41,000 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $31,000 and $41,000, the deduction decreases to zero, based on the amount of income. Beginning in 2000, that income range will increase, as follows:

      2000                     2001               2002               2003               2004             2005 and
                                                                                                         thereafter
------------------------------------------------------------------------------------------------------------------------
     $32,000                 $33,000            $34,000            $40,000            $45,000            $50,000
       to                      to                 to               to                 to                 to
     $42,000                 $43,000            $44,000            $50,000            $55,000            $60,000
------------------------------------------------------------------------------------------------------------------------

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $51,000 and $61,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. (A husband and wife who file separate returns and live apart at all times during the taxable year are not treated as married individuals.) Beginning in 2000, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:


      2000          2001           2002           2003           2004           2005           2006         2007 and
                                                                                                            thereafter
------------------------------------------------------------------------------------------------------------------------
     $52,000       $53,000        $54,000        $60,000        $65,000        $70,000        $75,000       $ 80,000
        to            to             to             to             to             to             to             to
     $62,00        $63,000        $64,000        $70,000        $75,000        $80,000        $85,000       $100,000
------------------------------------------------------------------------------------------------------------------------

A married individual filing a joint tax return, who is not an active participant in a tax-qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

Tax Free Rollovers.  Amounts may be transferred, in a tax-free rollover, from
------------------
(1) a tax-qualified plan to an IRA or (2) from one IRA to another IRA if, the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

     .      annuities paid over a life or life expectancy,

     .      installments for a period of ten years or more; and

     .      required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

Distributions from an IRA.  Amounts received under an IRA as annuity payments,
-------------------------
upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipients' income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be includible in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

     . distributions that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary; provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability),

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions,

     . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor of the individual or the individual's spouse, subject to a $10,000 lifetime maximum; and

     . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

Distributions of minimum amounts required by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2 or retires (whichever is later). Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a Non-Qualified Contract. (See "Death Proceeds.") Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

Roth IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Qualified distributions from Roth IRAs are entirely tax-free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years, and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions for a qualified first-time home purchase, are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor of such individual or the individual's spouse.

Simplified Employee Pension Plans

Eligible employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee, provided that total employer contributions do not exceed the lesser of 15% of an employee's compensation or $30,000.

Simple Retirement Accounts

Eligible employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $6,000 a year to the employee's SRA. The employer must, in general, make a fully vested matching contribution for employee deferrals up to a maximum of 3% of compensation.

Other Qualified Plans

Purchase Payments.  Purchase payments made by an employer under a pension,
-----------------
profit sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

Distributions Before the Annuity Commencement Date.  Purchase payments
--------------------------------------------------
includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Contract." Amounts received before the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract, and other amounts. A lump-sum distribution will not be includible in income in the year of distribution if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax-qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code.

However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.") Special tax treatment may be available, for tax years beginning before December 31, 1999, in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

     . part of a series of substantially equal periodic payments made at least annually beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary, provided such payments are made for at least 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability),

     . made after the employee's separation from service on account of early retirement after attaining age 55,

     . made to pay for qualified higher education or first-time home buyer expenses,

     . made to an alternate payee pursuant to a qualified domestic relations order, if the alternate payee is the spouse or former spouse of the employee; or

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions.

Annuity Payments.  A portion of annuity payments received under Contracts for
----------------
section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with Variable Annuity Payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age 70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

Self-Employed Individuals.  Various special rules apply to tax-qualified plans
-------------------------
established by self-employed individuals.

Private Employer Unfunded Deferred Compensation Plans

Purchase Payments.  Private taxable employers may establish unfunded, Non-
-----------------
Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. To avoid current taxation these benefits must be subject to a substantial risk of forfeiture.

These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income, and (2) payment of federal income taxes on the amounts.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions. Purchase payments are not currently deductible by the employer until benefits are included in the taxable income of the employee.

Taxation of Distributions.  Amounts that an individual receives from a private
-------------------------
employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

Federal Income Tax Withholding and Reporting

Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding.

In some cases, if you own more than one Qualified annuity Contract, the Contracts may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract or Contract to satisfy the minimum distribution requirement under a Qualified Contract we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

Taxes Payable by AGL and the Separate Account

AGL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of AGL and are not taxed separately. Under existing federal income tax laws, AGL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Contracts. AGL reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Contracts.

Certain Series may elect to pass through to AGL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Series will also pass through. These credits may provide a benefit to AGL.


                           DISTRIBUTION ARRANGEMENTS

Individuals who sell the Contracts will be licensed by state insurance authorities as agents of AGL. The individuals will also be registered representatives of (1) American General Securities Incorporated ("AGSI"), the principal underwriter of the Contracts, (2) Van Kampen Funds Inc. ("VK Funds"), or (3) other broker-dealer firms. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation. AGSI, VK Funds and any non-exempt broker-dealer firms are registered with the SEC under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities Dealers, Inc.

AGSI is a wholly-owned subsidiary of AGL. AGSI's principal business address is 2727 Allen Parkway, Houston, Texas 77019-2191.

AGL offers the Contracts on a continuous basis. AGL and VK Funds have entered into certain revenue and cost-sharing arrangements in connection with marketing the Contracts.

AGL compensates VK Funds and other broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 5.5% of purchase payments that Owners make. AGL may also pay continuing "trail" commissions of up to 0.25% of Owner Account Value.

AGL also has agreed to pay VK Funds for its promotional activities, such as solicitation of selling group agreements between broker-dealers and AGL, agent appointments with AGL, printing and development of sales literature to be used by AGL appointed agents and related marketing support, and related special
promotional campaigns.   From time to time, VK Funds may engage in special
promotions where VK Funds pays additional compensation to one or more of the broker-dealers that sell the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Charges under the Contracts."


                              SERVICES AGREEMENTS

American General Life Companies ("AGLC") is party to a general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Contracts.

AGL has entered into administrative services agreements with the advisers for the mutual funds that offer shares to the Divisions. AGL receives fees for the administrative services it performs. These fees do not result in any additional charges under the Contracts that are not described under "Charges under the Contracts. "

                                 LEGAL MATTERS

We are not involved in any legal matter about the Separate Account that would be considered material to the interests of Owners. Pauletta P. Cohn, Associate General Counsel of AGLC has passed upon the legality of the Contracts described in this Prospectus.

                           YEAR 2000 CONSIDERATIONS

Internal Systems. AGL's ultimate parent, American General Corporation (AGC), has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are being undertaken by its key business units with centralized oversight. Each business unit, including AGL, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of our information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations. As of December 31, 1998, substantially all of our critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) AGL and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over Year 2000 readiness. We developed a plan to assess and attempt to reduce the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed approximately 700 critical third party dependencies, including those relating to AGL. A more detailed evaluation will be completed during first quarter 1999 as part of our contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, our testing activities will extend through 1999.

Contingency Plans. AGL and its affiliates have commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. We are currently developing contingency plans and expect to substantially complete all contingency planning activities during the second quarter of 1999.

Risks and Uncertainties. Based on our plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on AGL's future results of operations, liquidity, or financial condition. However, due to the size and complexity of this project, risks and uncertainties exist, and we cannot predict a most reasonably likely worst case scenario. If conversion of our internal systems is not completed on a timely basis (due to non-performance by significant third-party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing our plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

Costs. Through December 31, 1998, AGL has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans.
Costs of the replacement systems are not passed to Divisions of the Separate Account.


                           OTHER INFORMATION ON FILE

We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 for the Contracts discussed in this Prospectus. We have not included all of the information in the Registration Statement and its exhibits. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of terms, you should refer to the documents that we filed with the Securities and Exchange Commission.

We will send you a Statement on request without charge. Its contents are as follows:

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information................................................   2
Regulation and Reserves............................................   2
Independent Auditors...............................................   3
Services...........................................................   3
Principal Underwriter..............................................   3
Annuity Payments...................................................   4
     Gender of Annuitant...........................................   4
     Misstatement of Age or  Gender and Other Errors...............   4
Change of Investment Adviser or Investment Policy..................   4
Performance Data for the Divisions.................................   5
     Average Annual Total Return Calculations......................   5
     Cumulative Total Return Calculations..........................   5
     Hypothetical Performance......................................   6
     Yield Calculations............................................   8
     Money Market Division Yield and Effective Yield Calculations..   8
     Performance Comparisons.......................................   9
Effect of Tax-Deferred Accumulation................................  10
Financial Statements...............................................  11
Index to Financial Statements......................................  11

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                      Annuity Administration, Houston, TX

To obtain a Statement of Additional Information, please complete the form below and mail to:

  American General Life Insurance Company
  Attention:  Annuity Administration
  P.O. Box 1401
  Houston, TX  77251-1401

Please send a Statement of Additional Information for the Generations Asset Builder Variable Annuity to me at the following address:



________________________________________
Name



________________________________________
Address



________________________________________
City/State                   Zip Code

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT D

                 INDIVIDUAL FLEXIBLE PAYMENT VARIABLE AND FIXED
                           DEFERRED ANNUITY CONTRACTS

                                   OFFERED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       ANNUITY ADMINISTRATION DEPARTMENT

                   P.O. BOX 1401, HOUSTON, TEXAS  77251-1401

                      1-(800)-200-3883 AND (713)-831-3505

                      STATEMENT OF ADDITIONAL INFORMATION

                               Dated [        ]

This Statement of Additional Information ("Statement") is not a prospectus. You should read it with the Prospectus for American General Life Insurance Company
Separate Account D (the "Separate Account"), dated [       ], 1999, concerning
individual flexible payment variable and fixed deferred annuity Generations(TM) Asset Builder Contracts ("Contracts") investing in certain Series of the Van Kampen Life Investment Trust and the Morgan Stanley Dean Witter Universal Funds, Inc. You can obtain a copy of the Prospectus for the Contracts, and any Prospectus supplements, by contacting American General Life Insurance Company ("AGL") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through AGL's Fixed Account or on a variable basis through the Separate Account. Terms have the same meaning in this Statement that they do in the Prospectus under the heading "Definitions."

                               TABLE OF CONTENTS

General Information.................................................    2
Regulation and Reserves.............................................    2
Independent Auditors................................................    3
Services............................................................    3
Principal Underwriter...............................................    3
Annuity Payments....................................................    4
    Gender of Annuitant.............................................    4
  Misstatement of Age or  Gender and Other Errors...................    4
    Change of Investment Adviser or Investment Policy...............    4
Performance Data for the Divisions..................................    5
    Average Annual Total Return Calculations........................    5
    Cumulative Total Return Calculations............................    5
    Hypothetical Performance........................................    6
    Yield Calculations..............................................    8

    Money Market Division Yield and Effective Yield Calculations....    8
    Performance Comparisons.........................................    9
Effect of Tax-Deferred Accumulation.................................   10
Financial Statements................................................   11
Index to Financial Statements.......................................   11


                              GENERAL INFORMATION

AGL (formerly American General Life Insurance Company of Delaware) is a successor in interest to a company previously organized as a Delaware corporation in 1917. AGL redomesticated as a Texas insurer effective December 31, 1991 and changed its name to American General Life Insurance Company. AGL is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri"). It is engaged primarily in the life insurance business and annuity business. AG Missouri, in turn, is a wholly-owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.


                            REGULATION AND RESERVES

AGL is subject to regulation and supervision by the insurance departments of the states where it is licensed to do business. This regulation covers a variety of areas, including:

 .   benefit reserve requirements,

 .   adequacy of insurance company capital and surplus,

 .   various operational standards; and

 .   accounting and financial reporting procedures.

AGL's operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under most insurance guaranty fund laws, a state can assess insurers doing business in the state for covered insurance contract losses incurred by insolvent companies. State laws set limits for these assessments. However, AGL cannot reasonably estimate the amount of any future assessments of AGL under these laws. Most states have the authority to excuse or defer an assessment, if it would threaten an insurer's own financial strength. The Account Value held in the Separate Account may not be covered by insurance guaranty fund laws. The Account Value held in the Fixed Account is covered by the insurance guaranty fund laws.

The federal government generally has not directly regulated the business of insurance. However, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include:

 .   employee benefit regulation,
 .   tax law changes affecting the taxation of insurance companies or of insurance products,
 .   changes in the relative desirability of various personal investment vehicles; and
 .   removal of impediments on the entry of banking institutions into the business of insurance.

Also, both the executive and legislative branches of the federal government are considering various insurance regulatory matters. This could ultimately result in direct federal regulation of some aspects of the insurance business. AGL cannot predict whether this will occur or, if it does, what the effect on AGL would be.

State insurance law requires AGL to carry reserves on its books, as liabilities, to meet its obligations under outstanding insurance contracts. AGL bases these reserves on assumptions about future claims experience and investment returns, among other things.

Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AGL were to incur claims or expenses at rates significantly higher than expected. This might happen, for example, due to a spread of acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.


                              INDEPENDENT AUDITORS

The 1998 consolidated financial statements of AGL included in this Statement were audited by Ernst & Young LLP, independent auditors, as set forth in their report. We include these financial statements in this Statement in reliance upon the report of Ernst & Young LLP that appears later on in this Statement. Ernst & Young LLP gives its report upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, TX 77010-2007.


                                    SERVICES

AGL and American General Life Companies ("AGLC") are parties to a services agreement. Most of the affiliated companies within the American General Corporation holding company system, including certain life insurance companies, are also parties to the agreement. AGLC is a corporation incorporated in Delaware on November 24, 1997, with its home office located at 2727-A Allen Parkway, Houston, Texas 77019. AGLC provides shared services to AGL and certain other life insurance companies at cost. These services include data processing, systems, customer services, product development, actuarial, auditing, accounting, and legal. AGL did not pay any fees to AGLC in 1997, because AGLC performed no services under the agreement. AGL paid AGLC $70,431,229 in 1998.


                             PRINCIPAL UNDERWRITER

American General Securities Incorporated ("AGSI") is the principal underwriter for the Contracts. AGSI also serves as principal underwriter to AGL's Separate Account A and Separate Account VL-R, to Separate Account E of American General Life Insurance Company of New York, and to Separate Account USL VA-R of The United States Life Insurance Company in the City of New York. All of these other separate accounts are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly-owned subsidiary of AGL and a member of the National Association of Securities Dealers, Inc.

As principal underwriter for the Separate Account, AGSI has not received any compensation from AGL for any of the past three years.

AGL offers the securities under the Contracts on a continuous basis.


                                ANNUITY PAYMENTS

GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female, under an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males.

However, Montana, and certain other jurisdictions, do not permit differences in annuity payment rates between males and females.

In addition, employers should be aware that, under most employer-sponsored plans, the law prohibits Contracts that make distinctions based on gender. Under these plans, AGL will make available Contracts with no such differences.

MISSTATEMENT OF AGE OR GENDER AND OTHER ERRORS

If the age or gender of an Annuitant has been misstated to us, any amount payable will be the amount that the purchase payments paid would have purchased at the correct age and gender. If we made any overpayments because of incorrect information about age or gender or any error or miscalculation, we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the assumed interest rate used in the Contract's annuity tables.


               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise permitted by law or regulation, no Series may change the investment adviser to any Series or any investment policy without the consent of the shareholders. If required, we will file approval of or change of any investment objective with the insurance department of each state where a Contract has been delivered. We will notify you (or, after annuity payments start, the payee) of any material investment policy change we have approved. We will also notify you of any investment policy change before its implementation by the Separate Account, if the change requires your comment or vote.

                       PERFORMANCE DATA FOR THE DIVISIONS

We may quote investment results for the available Divisions of the Separate Account from time to time. These results will not be an estimate or guarantee of future investment performance. Nor will they represent the actual experience of amounts invested by a particular Owner. We will carry performance figures to the nearest one-hundredth of one percent. We may include in the figures the effect of voluntary fee waivers and expense reimbursements to the Funds from their investment adviser and administrator.

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Each Division may advertise its average annual total return. We calculate each Division's average annual total return quotation under the following standard method that the Securities and Exchange Commission ("SEC") prescribes:

 .   We take a hypothetical $1,000 investment in the Division's Accumulation
    Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit Value per unit ("initial investment").

 .   We calculate the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of (1) any applicable Purchase Payment Charge at the beginning of the period and (2) all other recurring charges and fees applicable under the Contract to all Owner accounts. Other charges and fees include the Mortality and Expense Risk Charge and the Administrative Expense Charge. We do not reflect any premium taxes in the calculation.

 .   We divide the redeemable value by the initial investment.

 .   We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.


CUMULATIVE TOTAL RETURN CALCULATIONS

Each Division may also advertise cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "Growth of a $1,000 Investment" figures set forth below) do not include the effect of any premium taxes, but do reflect any applicable Purchase Payment Charge. Cumulative total return figures reflect changes in Accumulation Unit value. We calculate these quotations by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing those rates as a percentage:

                                   C = (ERV/P) - 1
Where:
     C =       cumulative total return
     P =       a hypothetical initial investment of $1,000
     ERV =     ending redeemable value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

Hypothetical Performance

Each Division may advertise hypothetical performance, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Series in which the Division invests pre-dates the effective date of the Division.

The tables below provide hypothetical performance information for the available Divisions of the Separate Account based on the actual historical performance of the corresponding Series in which each of these Divisions invests. This information reflects all actual charges and deductions of these Series and the Separate Account that hypothetically would have been made if the Separate Account invested assets under the Contracts in these Series for the periods indicated.

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that series. The tables below will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.

              Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1998)

                                                                        LESSOR OF
                                                                       10 YEARS OR
                                                                      SINCE SERIES
INVESTMENT                                 ONE YEAR    FIVE YEARS/2/   INCEPTION/3/
----------                                 --------    -----------    ------------

Comstock/1/                                     N/A            N/A             N/A
Domestic Income                                0.20%          6.29%           6.24%
Emerging Growth                               28.89%           N/A           23.44%
Enterprise                                    17.12%         19.62%          16.86%
Government                                     1.75%          4.44%           7.07%
Growth and Income                             12.07%           N/A           17.11%
Money Market                                 (2.39)%          2.66%           3.87%
Morgan Stanley Real Estate Securities       (17.19)%           N/A           12.49%
Strategic Stock                                9.17%           N/A           10.10%
Global Equity                                  6.31%           N/A           12.65%
International Magnum                           2.09%           N/A            4.34%
High Yield                                   (1.81)%           N/A            5.29%
Mid Cap Value                                  8.59%           N/A           23.42%

                Hypothetical Historical Cumulative Total Returns
                          (Through December 31, 1998)

                                                                         SINCE
                                                                        SERIES
INVESTMENT DIVISION                        ONE YEAR    FIVE YEARS/2/  INCEPTION/3/
----------------------------------------   ---------   ------------   -----------

Comstock/1/                                     N/A            N/A           N/A
Domestic Income                                 .20%         35.66%        83.29%
Emerging Growth                               28.89%           N/A        108.91%
Enterprise                                    17.12%        145.07%       375.35%
Government                                     1.75%         24.29%        98.06%
Growth and Income                             12.07%           N/A         37.61%
Money Market                                 (2.39)%         14.06%        46.18%
Morgan Stanley Real Estate Securities       (17.19)%           N/A         50.93%
Strategic Stock                                9.17%           N/A         11.80%
Global Equity                                  6.31%           N/A         26.83%
International Magnum                           2.09%           N/A          8.85%
High Yield                                   (1.81)%           N/A         10.82%
Mid Cap Value                                  8.59%           N/A         52.14%

     Hypothetical Historical Growth of a $1,000 Investment in the Division
                          (Through December 31, 1998)

                                                                      LESSOR OF
                                                                     10 YEARS OR
                                                                     SINCE SERIES
INVESTMENT DIVISION                        ONE YEAR   FIVE YEARS/2/  INCEPTION/3/
----------------------------------------   --------   -----------   ------------

Comstock/1/                                     N/A           N/A            N/A
Domestic Income                              $1,002        $1,357         $1,833
Emerging Growth                              $1,289           N/A         $2,089
Enterprise                                   $1,171        $2,451         $4,753
Government                                   $1,017        $1,243         $1,981
Growth and Income                            $1,121           N/A         $1,376
Money Market                                 $  976        $1,141         $1,462
Morgan Stanley Real Estate Securities        $  828           N/A         $1,509
Strategic Stock                              $1,092           N/A         $1,118
Global Equity                                $1,063           N/A         $1,268
International Magnum                         $1,021           N/A         $1,089
High Yield                                   $  982           N/A         $1,108
Mid Cap Value                                $1,086           N/A         $1,521

/1/ The Comstock Series had not commenced operations as of December 31, 1998. Therefore, there is no information to report.

/2/ If "N/A" appears in the "5 Years" column, the Series is less than 5 years old.

/3/ The information shown in this column is for only 10 years if the Series is older than 10 years. The inception dates for each Series funding the Divisions are: April 7, 1986 for the Money Market, Enterprise, and Government Series; November 4, 1987 for the Domestic Income Series; July 3, 1995 for the Emerging Growth and Morgan Stanley Real Estate Securities Series; December 23, 1996 for the Growth and Income Series; January 2, 1997 for the Global Equity, International Magnum, High Yield and Mid Cap Value Series; November 3, 1997 for the Strategic Stock Series; April 30, 1999 for the Comstock Series.

Yield Calculations

We calculate the yields for the Domestic Income, Government, and Growth and Income Divisions by a standard method that the SEC prescribes. The hypothetical yields for the Domestic Income, Government, and Growth and Income Divisions, based upon the one month period ended December 31, 1998, were (.32%), .37% and (.44)%, respectively. We calculate the yield quotation by dividing

 . the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                       YIELD = 2[((a-b)/cd + 1)/6/ - 1]

a = net dividends and interest earned during the period by the Series attributable to the Division

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Division reflects the deduction of all recurring fees and charges that apply to each Division. These fees and charges include the Mortality and Expense Risk Charge and the Administrative Expense Charge. They do not reflect the deduction of Surrender Charges or premium taxes.

MONEY MARKET DIVISION YIELD AND EFFECTIVE YIELD CALCULATIONS

We calculate the Money Market Division's yield for which we use a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven-day period and calculate that yield as follows:

 .   We take the net change in the Accumulation Unit value during the period.

 .   We divide that net change by the Accumulation Unit value at the beginning of the period to obtain the base period return.

 .   We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

 .   We carry the current yield figure to the nearest one-hundredth of one percent.


We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio in the calculation. The Money Market Division's hypothetical historical yield for the seven-day period ended December 31, 1998 was 3.08%.

We determine the Money Market Division's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)/365/7/-1. The Money Market Division's hypothetical historical effective yield for the seven day period ended December 31, 1998 was 3.13%.

Yield and effective yield do not reflect the deduction of premium taxes that may be imposed upon the redemption of Accumulation Units.

PERFORMANCE COMPARISONS

In our advertising and sales literature, we may compare the performance of each or all of the available Divisions of the Separate Account to the performance of
(1) other variable annuities in general or (2) particular types of variable annuities that invest in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of the Separate Account.

Lipper Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return. Total return assumes the reinvestment of dividends and distributions, but does not take into consideration sales charges, redemption fees or certain expense deductions at the separate account level. In addition, VARDS(R) prepares risk-adjusted rankings, which consider the effects of market risk on total return performance.

In addition, we may compare each Division's performance in advertisements and sales literature to the following benchmarks:

 . the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading domestic companies that represents approximately 80% of the market capitalization of the United States equity market,


 . the Dow Jones Industrial Average, an unmanaged unweighted average of 30 blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the United States stock market,


 . the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major spending groups and generally is considered to be a measure of inflation,


 . the Lehman Brothers Government and Domestic Strategic Income Index, the
  Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and


 . the Morgan Stanley Capital International Europe Australasia Far East Index, an unmanaged index that is considered to be generally representative of major non-United States stock markets.

                      EFFECT OF TAX-DEFERRED ACCUMULATION

The Contracts qualify for tax-deferred treatment on earnings. This tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the potential you have for the assets under your Contract to grow over the term of the Contracts.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under:

 .   a Contract, under which earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings"); and

 .   an investment under which earnings are taxed on a current basis ("Taxable
    Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.


                             5 Years    10 Years   20 Years
                             --------   --------   --------
                           (7.50% earnings rate)
Contract                     $143,563   $206,103   $424,785
Contract (after Taxes)       $131,365   $176,394   $333,845
Taxable Investment           $130,078   $169,202   $286,294

                          (10.00% earnings rate)
Contract                     $161,051   $259,374   $672,750
Contract (after Taxes)       $143,957   $214,749   $512,380
Taxable Investment           $141,571   $200,423   $401,694


The Contracts qualify for tax-deferred treatment on earnings. This tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the potential you have for the assets under your Contract to grow over the term of the Contracts.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under:

 .   a Contract, whose earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings"); and

 .   an investment whose earnings are taxed on a current basis ("Taxable
    Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.

                              FINANCIAL STATEMENTS

Separate Account D has a total of 70 Divisions as of the date of this Statement. Thirteen Divisions (the "Generations Asset Builder Divisions") are available
under the Contracts that are the subject of this Statement.   Twelve of these 13
Divisions are available under other AGL contracts. One of the Generations Asset Builder Divisions and 11 additional Divisions of Separate Account D had no operations as of December 31, 1998. The Financial Statements of Separate Account D are not included in the Statement because none of the 13 Divisions were available under the Contracts as of December 31, 1998.

You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts.

                                    INDEX TO
                              FINANCIAL STATEMENTS
                                                                        Page No.
                                                                        --------

I.  AGL Consolidated Financial Statements

    Report of Ernst & Young LLP, Independent Auditors..................   F-1

    Consolidated Balance Sheets........................................   F-2

    Consolidated Statements of Income..................................   F-3

    Consolidated Statements of Comprehensive Income....................   F-4

    Consolidated Statements of Shareholder's Equity....................   F-5

    Consolidated Statements of Cash Flows..............................   F-6

    Notes to Consolidated Financial Statements.........................   F-7

             (The Financial Statements will be filed by Amendment.)

                                    PART C

                               OTHER INFORMATION
                               -----------------

Item 24.  Financial Statements and Exhibits

          (a)  Financial Statements

               PART A:  None

               PART B:

               (1)   Consolidated Financial Statements of American General Life
                   Insurance Company:

               Report of Ernst & Young LLP, Independent Auditors
               Consolidated Balance Sheets as of December 31, 1998 and 1997 Consolidated Statements for the years ended
                    December 31, 1998, 1997 and 1996
               Consolidated  Statements of Comprehensive Income
                    for the years ended December 31, 1998, 1997 and 1996
               Consolidated Statements of Shareholder's Equity for the
                    years ended December 31, 1998, 1997 and 1996
               Consolidated Statements of Cash Flows for the years
                    ended December 31, 1998, 1997 and 1996
               Notes to Consolidated Financial Statements
                          (to be filed by Amendment)

               PART C:  None

          (b)  Exhibits

1(a) American General Life Insurance Company of Delaware Board of Directors resolution authorizing the establishment of Separate Account D, incorporated herein by reference to the initial filing of Registrant's Form N-4 Registration Statement (File No. 2 - 49805), filed on December 6, 1973.

 (b) Resolution of the Board of Directors of American General Life Insurance Company of Delaware authorizing, among other things, the redomestication of that company in Texas and the renaming of that company as American General Life Insurance Company, incorporated herein by reference to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on October 16, 1996.

 (c) Resolution of the Board of Directors of American General Life Insurance Company of Delaware providing, inter alia, for Registered Separate
                                        ----- ----
         Accounts' Standards of Conduct, incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on December 31, 1991.

2        None

3(a) Master Marketing and Distribution Agreement by and among American General Life Insurance Company, American General Securities Incorporated, and Van Kampen American Capital Distributors, Inc, incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1997.

(b) Form of Selling Group Agreement by and among American General Life Insurance Company, American General Securities Incorporated, and Van Kampen American Capital Distributors, Inc, incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on August 16, 1996.

 (c)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc, incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1997.

  (ii) Participation Agreement by and among American General Life Insurance Company, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc. and Miller Anderson & Sherrerd LLP, incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1997.

 (d) Form of Agreement between American General Life Insurance Company and Dealer regarding exchange and allocation transaction requests, incorporated herein by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1992.

4(a) Form of Combination Fixed and Variable Annuity Contract (Form No. 99020). (Filed herewith)

 (b) Form of Qualified Contract Endorsement, incorporated herein by reference to the initial filing of Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on October 16, 1991.

 (c)(i) Specimen form of Individual Retirement Annuity Disclosure Statement available under Contract Form No. 99020. (To be filed by Amendment)

   (ii) Specimen form of Individual Retirement Annuity Endorsement, incorporated herein by reference to Post-Effective Amendment No. 6 to Registrant's Form N-4 Registration Statement (File No. (33-43390), filed on April 28, 1995.

   (iii) Specimen form of IRA Instruction Form, incorporated herein by reference to Post-effective Amendment No.1 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1992.

5(a)     Form of Application for Contract Form No. 99020.  (Filed herewith)

 (b) Specimen form of Absolute Assignment to Effect Section 1035(a) Exchange and Rollover of a Life Insurance Policy or Annuity Contract, incorporated herein by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1992.

 (c)(i) Specimen form of Generations Asset Builder Variable Annuity Service Request, including telephone transfer authorization. (To be filed by Amendment)

   (ii) Specimen form of Generations Asset Builder Variable Annuity Ticket Order under Contract No. 99020. (To be filed by Amendment)

   (iii) Specimen form of confirmation of initial purchase payment under Contract No. 99020. (To be filed by Amendment)

   (iv) Specimen form for Special Dollar Cost Averaging Plans under Contract No. 99020. (To be filed by Amendment)

6(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991, incorporated herein by reference to the initial filing of Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on October 16, 1991.

 (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992, incorporated herein by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (Form No. 33-43390), filed on April 30, 1992.

7        None

8(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies, incorporated herein by reference to Post-Effective Amendment No. 23 to AGL's Form N-4 Registration Statement for Separate Account A (File No. 33-44745), filed on April 24, 1998.

(b) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management, Inc. dated as of December 1, 1998, previously filed in Post-Effective Amendment No. 17, incorporated herein by reference to Registrant's Form N-4 Registration Statement (No. 33-43390), filed on April 20, 1999.

(c) Administrative Services Agreement by and among American General Life Insurance Company, Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd, LLP dated as of January 24, 1997, incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant's Form N-4 Registration Statement (No. 33-43390), filed on April 20, 1999.

9            Opinion and consent of Counsel.  (To be filed by Amendment)

10           Consent of Independent Auditors.  (To be filed by Amendment)

11           None

12           None

13(a)(i) Computations of hypothetical historical average annual total returns for the Separate Account Divisions available under Contract Form No. 99020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Amendment)

     (ii) Computations of hypothetical historical total returns for the Separate Account Divisions under Contract Form No. 99020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Amendment)

     (iii) Computations of hypothetical historical cumulative total returns for the Separate Account Divisions under Contract Form No. 99020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Amendment)

     (iv) Computations of hypothetical historical 30-day yield for the Domestic Income Division, the Government Division, and the Money Market Division, available under Contract Form No. 99020 for the one month period ended December 31, 1998. (To be filed by Amendment)

     (v) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Contract Form No. 99020 for the seven day period ended December 31, 1998. (To be filed by Amendment)

14           Financial Data Schedule (See Exhibit 27 below).

27 (Inapplicable because, notwithstanding item 24(b) as to Exhibits, the Commission Staff has advised that no such Schedule is required.)

Item 25.  Directors and Officers of the Depositor

    The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.

          Name and Principal          Positions and Offices
          Business Address            with the Depositor
          -------------------         ------------------

          Donald W. Britton           Director and Vice Chairman
          2929 Allen Parkway
          Houston, TX 77019

          David A. Fravel             Director and
          2929 Allen Parkway          Executive Vice President
          Houston, Texas   77019

          Robert F. Herbert, Jr.      Director and
          2727-A Allen Parkway        Senior Vice President,
          Houston, TX   77019         Treasurer and Controller

          Royce G. Imhoff, II         Director and Senior
          2727-A Allen Parkway        Vice President and
          Houston, TX   77019         Chief Marketing Officer

          John V. LaGrasse            Director and
          2929 Allen Parkway          Executive Vice President-
          Houston, TX   77019         Chief Systems Officer

          Rodney O. Martin, Jr.       Director and
          2929 Allen Parkway          Senior Chairman
          Houston, TX    77019

          Jon P. Newton               Director and
          2929 Allen Parkway          Vice Chairman
          Houston, TX   77019


          Gary D. Reddick             Director and
          2929 Allen Parkway          Executive Vice President
          Houston, TX  77019


          Ronald H. Ridlehuber        Director, President and
          2727-A Allen Parkway        Chief Executive Officer
          Houston, TX  77019

          Thomas M. Zurek             Director, Executive Vice President
          2929 Allen Parkway          and General Counsel
          Houston, TX 77019

          Wayne A. Barnard            Senior Vice President
          2727-A Allen Parkway        and Chief Actuary
          Houston, TX  77019

          Ross D. Friend              Senior Vice President
          2727 Allen Parkway          and Chief Compliance Officer
          Houston, TX 77019

          F. Paul Kovach, Jr.         Senior Vice President-
          2727 Allen Parkway          Broker Dealers and FIMG
          Houston, TX  77019

          Simon J. Leech              Senior Vice President-
          2727-A Allen Parkway        Houston Service Center
          Houston, TX  77019

          Don M. Ward                 Senior Vice President-
          2727 Allen Parkway          Variable Products-Marketing
          Houston, TX  77019

          Farideh Farrokhi            Vice President-Variable Products
          2727-A Allen Parkway        Accounting
          Houston, TX  77019

          Rosalia S. Nolan            Vice President-
          2727-A Allen Parkway        Policy Administration
          Houston, TX  77019

          Larry M. Robinson           Vice President-
          2727-A Allen Parkway        Variable Products-Marketing
          Houston, TX  77019

          Pauletta P. Cohn            Secretary
          2727 Allen Parkway
          Houston, TX  77019

          Joyce R. Bilski             Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Timothy M. Donovan          Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Karen Harper                Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Laura Milazzo               Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Patricia L. Myles           Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Linda Price                 Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


The following is a list of American General Corporation's subsidiaries as of May
31, 1999. 1,2,3,4,5   All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).


                                                                                        Jurisdiction of
                         Name                                                            Incorporation
-------------------------------------------------------------------------------         ---------------
AGC Life Insurance Company.....................................................            Missouri

  American General Property Insurance Company/16/..............................            Tennessee
    American General Property Insurance Company of Florida.....................            Florida
  American General Life and Accident Insurance Company/6/......................            Tennessee
    Stylistic Distribution Corporation.........................................            Delaware
    Millennium Distribution Corporation........................................            Delaware
    New Age Distribution Corporation...........................................            Delaware
    Good-To-Great Distribution Corporation.....................................            Delaware
    Next Generation Distribution Corporation...................................            Delaware
    New Technology Distribution Corporation....................................            Delaware
    Life Application Distribution Corporation..................................            Delaware
    American General Exchange, Inc.............................................            Tennessee
  American General Life Insurance Company/7/...................................            Texas
    American General Annuity Service Corporation...............................            Texas
    American General Life Companies............................................            Delaware
    American General Life Insurance Company of New York........................            New York
      The Winchester Agency Ltd................................................            New York


   The Variable Annuity Life Insurance Company...................................          Texas
     Parkway 1999 Trust/17/......................................................          Maryland
     PESCO Plus, Inc/14/.........................................................          Delaware
     American General Gateway Services, L.L.C/15/................................          Delaware
     The Variable Annuity Marketing Company......................................          Texas
     VALIC Investment Services Company...........................................          Texas
     VALIC Retirement Services Company...........................................          Texas
     VALIC Trust Company.........................................................          Texas
 The Franklin Life Insurance Company.............................................          Illinois
   The American Franklin Life Insurance Company..................................          Illinois
   Franklin Financial Services Corporation.......................................          Delaware
 HBC Development Corporation.....................................................          Virginia
 Templeton American General Life of Bermuda, Ltd/13/.............................          Bermuda
 Western National Corporation....................................................          Delaware
   WNL Holding Corp..............................................................          Delaware
     American General Annuity Insurance Company..................................          Texas
     American General Assignment Corporation.....................................          Texas
 A.G. Distributors, Inc..........................................................          Delaware
     A.G. Investment Advisory Services, Inc......................................          Delaware
     American General Financial Institution Group, Inc...........................          Delaware
     WNL Insurance Services, Inc.................................................          Delaware
American General Corporation*....................................................          Delaware
American General Delaware Management Corporation/1/..............................          Delaware
American General Finance, Inc....................................................          Indiana
 HSA Residential Mortgage Services of Texas, Inc.................................          Delaware
 AGF Investment Corp.............................................................          Indiana
 American General Auto Finance, Inc..............................................          Delaware
 American General Finance Corporation/8/.........................................          Indiana
   American General Finance Group, Inc...........................................          Delaware
     American General Financial Services, Inc./9/................................          Delaware
       The National Life and Accident Insurance Company..........................          Texas
   Merit Life Insurance Co.......................................................          Indiana
   Yosemite Insurance Company....................................................          Indiana
 American General Finance, Inc...................................................          Alabama
 American General Financial Center...............................................          Utah
 American General Bank, FSB......................................................          Utah
 American General Financial Center, Inc.*........................................          Indiana
 American General Financial Center, Incorporated*................................          Indiana
 American General Financial Center Thrift Company*...............................          California
 Thrift, Incorporated*...........................................................          Indiana
American General Investment Advisory Services, Inc.*.............................          Texas
American General Investment Holding Corporation/10/..............................          Delaware
American General Investment Management Corporation/10/...........................          Delaware
American General Realty Advisors, Inc............................................          Delaware
American General Realty Investment Corporation...................................          Texas
 AGLL Corporation/11/............................................................          Delaware
 American General Land Holding Company...........................................          Delaware
   AG Land Associates, LLC/11/...................................................          California
 GDI Holding, Inc.*/12/..........................................................          California
 Pebble Creek Service Corporation................................................          Florida
 SR/HP/CM Corporation............................................................          Texas
Green Hills Corporation..........................................................          Delaware
Knickerbocker Corporation........................................................          Texas
 American Athletic Club, Inc.....................................................          Texas
Pavilions Corporation............................................................          Delaware
USLIFE Corporation...............................................................          Delaware


 All American Life Insurance Company.............................................          Illinois
 American General Assurance Company..............................................          Illinois
   American General Indemnity Company............................................          Nebraska
   USLIFE Credit Life Insurance Company of Arizona...............................          Arizona
 American General Life Insurance Company of Pennsylvania.........................          Pennsylvania
 I.C. Cal*.......................................................................          California
 The Old Line Life Insurance Company of America..................................          Wisconsin
 The United States Life Insurance Company in the City of New York................          New York
 USLIFE Agency Services, Inc.....................................................          Illinois
   USMRP, Ltd....................................................................          Turks & Caicos
 USLIFE Financial Institution Marketing Group, Inc...............................          California
 USLIFE Insurance Services Corporation...........................................          Texas
 USLIFE Realty Corporation.......................................................          Texas
     USLIFE Real Estate Services Corporation.....................................          Texas
 USLIFE Systems Corporation......................................................          Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                    NOTES

/1/ The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:

     American General Capital, L.L.C.
     American General Delaware, L.L.C.

/2/ On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees:
     Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

/3/ On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity but solely as Trustee).

/4/ On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%).

     Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

/5/ Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

/6/ AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

/7/ AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

     American General Insurance Agency, Inc. (Missouri)
     American General Insurance Agency of Hawaii, Inc. (Hawaii)
     American General Insurance Agency of Massachusetts, Inc. (Massachusetts)

 In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:
     American General Insurance Agency of Ohio, Inc. (Ohio)
     American General Insurance Agency of Texas, Inc. (Texas)
     American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

 AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

/8/ American General Finance Corporation is the parent of an additional 48 wholly-owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, including those noted in footnote 10 below.

/9/ American General Financial Services, Inc. is the parent of an additional 7 wholly-owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

/10/ American General Investment Management, L.P., a Delaware limited partnership, is jointly owned by AGIHC and AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

/11/ AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a
     98.75% managing interest and AGLL owns a 1.25% managing interest.

/12/ AGRI owns a 75% interest in GDI Holding, Inc.

/13/ AGCL owns 50% of the common stock of TAG Life. Templeton International,
     Inc., a Delaware corporation, owns the remaining 50% of TAG Life. Templeton International, Inc. is not affiliated with AGC.

/14/ VALIC holds 900 (90%) of the outstanding common shares. The Florida
     Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 100 (10%) of the outstanding common shares.

/15/ VALIC holds (90%) of the outstanding common shares. Gateway Investment
     Services, Inc., a California corporation and an unaffiliated third party, holds the remaining 10% of the outstanding common shares.

/16/ AGPIC is jointly owned by AGCL and AGLA. AGCL owns 51.85% and AGLA owns
     48.15% of the issued and outstanding shares of AGPIC.

/17/ Parkway 1999 Trust was formed as a Maryland business trust. VALIC owns 100% of the REIT's common equity.

Company abbreviations as used in item 26:

                                                                                State/Jur.
    Abb.                                   Company                              of Domicile
------------          -------------------------------------------------------   -----------
AAL                   All American Life Insurance Company....................       IL
AAth                  American Athletic Club, Inc............................       TX
AFLI                  The American Franklin Life Insurance Company...........       IL
AGA                   American General Annuity Insurance Company.............       TX
AGAC                  American General Assurance Company.....................       IL
AGAS                  American General Annuity Service Corporation...........       TX
AGBS                  A.G. Distributors, Inc.................................       DE
AGB                   American General Bank, FSB.............................       UT
AGC                   American General Corporation...........................       TX
AGCL                  AGC Life Insurance Company.............................       MO
AGDMC                 American General Delaware Management Corporation.......       DE


AGF                   American General Finance, Inc..........................       IN
AGFC                  American General Finance Corporation...................       IN
AGFCI                 American General Financial Center, Incorporated........       IN
AGFCT                 American General Financial Center Thrift Company.......       CA
AGFG                  American General Finance Group, Inc....................       DE
AGF Inv               AGF Investment Corp....................................       IN
AGFn                  American General Financial Center......................       UT
AGFnC                 American General Financial Center, Inc.................       IN
AGFS                  American General Financial Services, Inc...............       DE
AGGS                  American General Gateway Services, L.L.C...............       DE
AGIA                  American General Insurance Agency, Inc.................       MO
AGIAH                 American General Insurance Agency of Hawaii, Inc.......       HI
AGIAM                 American General Insurance Agency of
                        Massachusetts, Inc...................................       MA
AGIAO                 American General Insurance Agency of Ohio, Inc.........       OH
AGIAOK                American General Insurance Agency of Oklahoma, Inc.....       OK
AGIAS                 A.G. Investment Advisory Services, Inc.................       DE
AGIAT                 American General Insurance Agency of Texas, Inc........       TX
AGIHC                 American General Investment Holding Corporation........       DE
AGIM                  American General Investment Management, L.P............       DE
AGIMC                 American General Investment Management Corporation.....       DE
AGIND                 American General Indemnity Company.....................       NE
AGFIG                 American General Financial Institution Group, Inc......       DE
AGL                   American General Life Insurance Company................       TX
AGLC                  American General Life Companies .......................       DE
AGLA                  American General Life and Accident Insurance Company...       TN
AGLH                  American General Land Holding Company..................       DE
AGLL                  AGLL Corporation.......................................       DE
AGNY                  American General Life Insurance Company of New York....       NY
AGPA                  American General Life Insurance Company of Pennsylvania       PA
AGPIC                 American General Property Insurance Company............       TN
AGRA                  American General Realty Advisors, Inc..................       DE
AGRI                  American General Realty Investment Corporation.........       TX
AGSI                  American General Securities Incorporated...............       TX
AGX                   American General Exchange, Inc.........................       TN
ASGN                  American General Assignment Corporation................       TX
FFSC                  Franklin Financial Services Corporation................       DE
FL                    The Franklin Life Insurance Company....................       IL
GHC                   Green Hills Corporation................................       DE
GGDC                  Good-To-Great Distribution Corporation.................       DE
HBDC                  HBC Development Corporation............................       VA
KC                    Knickerbocker Corporation..............................       TX
LADC                  Life Application Distribution Corporation..............       DE
MDC                   Millennium Distribution Corporation....................       DE
ML                    Merit Life Insurance Co................................       IN
NADC                  New Age Distribution Corporation.......................       DE
NGDC                  Next Generation Distribution Corporation...............       DE
NLA                   The National Life and Accident Insurance Company.......       TX
NTDC                  New Technology Distribution Corporation................       DE
OLL                   The Old Line Life Insurance Company of America.........       WI
PKWY                  Parkway 1999 Trust.....................................       MD
PAV                   Pavilions Corporation..................................       DE
PCSC                  Pebble Creek Service Corporation.......................       FL
PIFLA                 American General Property Insurance Company of Florida.       FL
PPI                   PESCO Plus, Inc........................................       DE
RMST                  HSA Residential Mortgage Services of Texas, Inc........       DE
SDC                   Stylistic Distribution Corporation.....................       DE
SRHP                  SR/HP/CM Corporation...................................       TX
TAG Life              Templeton American General Life of Bermuda, Ltd........       BA
TI                    Thrift, Incorporated...................................       IN
UAS                   USLIFE Agency Services, Inc............................       IL
UC                    USLIFE Corporation.....................................       DE
UCLA                  USLIFE Credit Life Insurance Company of Arizona........       AZ
UFI                   USLIFE Financial Institution Marketing Group, Inc......       CA
UIS                   USLIFE Insurance Services Corporation..................       TX
URC                   USLIFE Realty Corporation..............................       TX


USC                   USLIFE Systems Corporation..........................................      DE
USL                   The United States Life Insurance Company in the City of
                      New York............................................................      NY
USMRP                 USMRP, Ltd..........................................................      T&C
VALIC                 The Variable Annuity Life Insurance Company.........................      TX
VAMCO                 The Variable Annuity Marketing Company..............................      TX
VISCO                 VALIC Investment Services Company...................................      TX
VRSCO                 VALIC Retirement Services Company...................................      TX
VTC                   VALIC Trust Company.................................................      TX
WA                    The Winchester Agency Ltd...........................................      NY
WIS                   WNL Insurance Services, Inc.........................................      DE
WNC                   Western National Corporation........................................      DE
WNLH                  WNL Holding Corp....................................................      DE
YIC                   Yosemite Insurance Company..........................................      IN

Item 27.  Number of Contract Owners

As of May 31, 1999, there were no owners of Contracts of the class presently offered by this Registration Statement, because the Contract has not yet been offered.

Item 28.  Indemnification

Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or
(c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) Registrant's principal underwriter, American General Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company of New York Separate Account E, American General Life Insurance Company Separate Account A and American General Life Insurance Company Separate Account VL-R.

          (b) The directors and principal officers of the principal underwriter are:

                                                    Position and Offices
                                                    with Underwriter,
                  Name and Principal                American General
                  Business Address                  Securities Incorporated
                  -----------------                 -----------------------
                  F. Paul Kovach, Jr.               Director and Chairman,
                  American General Securities       President and Chief Executive Officer
                   Incorporated
                  2727 Allen Parkway
                  Houston, TX 77019


            Royce G. Imhoff, II                     Director
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            Rodney O. Martin, Jr.                   Director and Vice Chairman
            American General Life
              Companies
            2929 Allen Parkway
            Houston, TX 77019

            John A. Kalbaugh                        Vice President - Chief Marketing
            American General Life                   Officer
              Companies
            2727 Allen Parkway
            Houston, TX 77019

            Robert M. Roth                          Vice President -
            American General Securities             Administration and Compliance,
              Incorporated                          Treasurer and Secretary
            2727 Allen Parkway
            Houston, TX  77019

            Don M. Ward                             Vice President
            American General Life
            Companies
            2727 Allen Parkway
            Houston, TX 77019

            Pauletta P. Cohn                        Assistant Secretary
            American General Life
              Companies
            2929 Allen Parkway
            Houston, TX  77019

            Robert F. Herbert                       Assistant Treasurer
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019



            K. David Nunley                         Assistant Associate Tax Officer
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            (c) Not Applicable.

Item 30.  Location of Records

    All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Companies at its principal executive office located at 2727-A Allen Parkway, Houston, TX 77019.

Item 31.  Management Services

    Not Applicable.

Item 32.  Undertakings

The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted Under the Contracts Pursuant to Section 26(e)(A) of the Investment Company Act of 1940

AGL represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AGL.

                              POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of June, 1999.


                                      AMERICAN GENERAL LIFE INSURANCE
                                      COMPANY
                                      SEPARATE ACCOUNT D
                                      (Registrant)

                                 BY:  AMERICAN GENERAL LIFE INSURANCE
                                      COMPANY
                                      (On behalf of the Registrant and itself)



                                      BY:  /s/ ROBERT F. HERBERT, JR.
                                          ------------------------------------
                                               Robert F. Herbert, Jr.
                                               Senior Vice President,
                                               Treasurer and Controller
[SEAL]

ATTEST: BY  /s/ PAULETTA P. COHN
           ---------------------
                Pauletta P. Cohn
                Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                  Title                                Date
---------                  -----                                ----



/s/ RONALD H. RIDLEHUBER   Principal Executive Officer and      June 28, 1999
------------------------
Ronald H. Ridlehuber       Director



/s/ ROBERT F. HERBERT, JR  Principal Financial and Accounting   June 28, 1999
-------------------------
Robert F. Herbert, Jr.     Officer and Director



/s/ DONALD W. BRITTON      Director                             June 28, 1999
---------------------
Donald W. Britton



/s/ DAVID A. FRAVEL        Director                             June 28, 1999
--  ---------------
David A. Fravel



/s/ ROYCE G. IMHOFF, II    Director                             June 28, 1999
-----------------------
Royce G. Imhoff, II



/s/ JOHN V. LAGRASSE       Director                             June 28, 1999
--------------------
John V. LaGrasse



/s/ RODNEY O. MARTIN, JR   Director                             June 28, 1999
------------------------
Rodney O. Martin, Jr.



/s/ JON P. NEWTON          Director                             June 28, 1999
-----------------
Jon P. Newton



/s/ GARY D. REDDICK        Director                             June 28, 1999
-------------------
Gary D. Reddick



/s/ THOMAS M. ZUREK        Director                             June 28, 1999
-------------------
Thomas M. Zurek

                                EXHIBIT INDEX

Exhibit No.
-----------

   4(a)  Form of Combination Fixed and Variable Annuity Contract (Form No.
         99020).

   5(a)  Form of Application for Contract Form No. 99020.

                                      E-1